SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: July, 2003

Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest Bureau 3700 Montréal, Québec H3B 4Y7 (514) 397-7000 (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Only the BCE Inc. Management’s Discussion and Analysis for the quarter ended June 30, 2003 and the BCE Inc. unaudited interim consolidated financial statements for the quarter ended June 30, 2003, included on pages 5 to 27 and 28 to 37, respectively, of the BCE Inc. 2003 Second Quarter Shareholder Report filed with this Form 6-K, and the document entitled “Reconciliation of earnings reported in accordance with Canadian generally accepted accounting principles (“GAAP”) with United States GAAP” filed with this Form 6-K, are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-10 (Registration No. 333-97069), Form F-3 (Registration No. 333-12130), Form S-8 (Registration No. 333-12780), Form S-8 (Registration No. 333-12802) and Form S-8 (Registration No. 333-12804). Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in BCE Inc.‘s above mentioned registration statements. Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

(All figures are in Cdn$, unless otherwise indicated)

BELL CANADA ENTERPRISES REPORTS ITS SECOND QUARTER 2003 RESULTS

•	Cellular and PCS: 131,000 net additions in the quarter
•	High speed internet: 81,000 net additions in the quarter
•	Revenue of $4.9 billion; EBITDA of $1.9 billion; EPS at $0.50
•	Solid growth from consumer business, soft demand from business and wholesale
•	Free cash flow of $332 million in the quarter

Montréal (Québec), July 30, 2003 — For the second quarter of 2003, BCE Inc. (TSX, NYSE: BCE) reported earnings per share of $0.50 (total earnings applicable to common shares of $461 million), compared to $0.01 per common share (total earnings applicable to common shares of $6 million) last year. Second quarter 2002 earnings per share included net charges of $0.48.

Total revenue was $4.9 billion and EBITDA(1) was $1.9 billion, essentially flat over last year. Excluding the impacts of the sale of Bell Canada’s directories business on November 29, 2002, and the May 30, 2002 CRTC Price Cap decision, BCE’s total revenue growth for the quarter was 2.8% and total EBITDA growth for the quarter was 6.5%. Similarly, for the first half of the year, revenue and EBITDA were up 3.7% and 7.0% respectively.

“During the quarter, we implemented a new business structure that simplifies Bell Canada and sharpens our customer focus,” said Michael Sabia, President and CEO of Bell Canada Enterprises. “This represented a significant initiative for the company, one that was completed quickly while maintaining the highest levels of customer service.”

“Our consumer business continues to provide strong growth for the company. We expanded our Cellular and PCS subscriber base by 13%, increased our DSL High-Speed Internet subscriber base to 1.3 million, and grew Bell ExpressVu revenues by 23%.

“On the business side, however, our results reflect the impact of an uncertain economic environment and soft demand from our business customers, particularly our wholesale customers.”

“Challenges on the regulatory and economic fronts aside, our productivity improvement initiatives continue to drive solid growth in EBITDA. At the same time, the tightening of our capital expenditures helped achieve a $400 million turnaround in our cash flow position. Given our strengthening financial position, we paid down $1.5 billion in debt during the second quarter,” concluded Mr. Sabia.

Operational Highlights

	2nd Quarter	Subscriber/ Revenue Growth (Q2 03 vs. Q2 02)	Total
Cellular and PCS	131,000 net additions	13%	4,120,000 subscribers

High-speed Internet (DSL)	81,000 net additions	42%	1,287,000 subscribers

Bell ExpressVu	18,000 net additions	14%	1,335,000 subscribers

Data revenue	$955 million	2.4%	n.a.

Bell Globemedia revenue	$357 million	9.5%	n.a.

•	Excluding the impacts of the sale of Bell Canada’s directories business and the Price Cap decision, BCE’s total revenue grew by 2.8% due to higher Wireless, DSL High-Speed Internet, and Satellite TV services revenues at Bell Canada, strong television advertising revenues at Bell Globemedia, and increased revenues from CGI, due mainly to its acquisition of Cognicase Inc.

•	Excluding the impacts of the sale of Bell Canada’s directories business and the Price Cap decision, total EBITDA grew by 6.5% as a result of higher revenues and cost control initiatives. As a percentage of revenues, EBITDA margin was at 39.7% in the second quarter of 2003 compared to 38.3% for the same period last year.

•	Operating income (operating revenues less operating expenses, amortization expense, net benefits plan expense and restructuring and other charges) increased by $380 million to $1.1 billion. Excluding the impacts of the sale of Bell Canada’s directories business and the Price Cap decision, operating income increased by $490 million. This was due to increased EBITDA earned in the second quarter of 2003 without the restructuring and other charges incurred in the prior year, partially offset by an increase in the net pension expense.

•	Earnings per share were $0.50 compared to $0.01 last year. Second quarter 2002 earnings per share included net losses of $393 million consisting of losses from discontinued operations and restructuring and other charges, partially offset by net gains on investments. Excluding these items, net earnings per share for the second quarter of 2002 were at $0.49. The increase of $0.01 per share reflected the net growth in operations.

•	Free cash flow of $332 million for the second quarter of 2003 improved significantly from the negative $76 million for the same period last year. This resulted mainly from increased cash from operations and reduced capital expenditures.

•	BCE’s net debt to capitalization ratio decreased from 48.8% at December 31, 2002 to 46.7% at June 30, 2003, reflecting free cash flow generation applied towards debt repayments.

Outlook

BCE confirmed its annual financial guidance of $19.3 billion to $20.0 billion for revenue, $7.4 billion to $7.8 billion for EBITDA, and $1.85 to $1.95 for net earnings per share.

RESULTS BY BUSINESS GROUP (unaudited)

BCE operated under four segments as at June 30, 2003: Bell Canada, Bell Globemedia, BCE Emergis and BCE Ventures (which consists of BCE’s other investments).

	(Cdn$ millions, except per share amounts)
	Second Quarter		Six months
For the period ended June 30	2003	2002	2003	2002

Revenue
Bell Canada	4,296	4,402	8,543	8,685
Bell Globemedia	357	326	692	638
BCE Emergis	124	142	248	274
BCE Ventures	309	261	617	524
Corporate and other, including inter-segment
eliminations	(140)	(157)	(264)	(305)
Total revenue	4,946	4,974	9,836	9,816

EBITDA
Bell Canada	1,792	1,839	3,518	3,594
Bell Globemedia	77	58	114	91
BCE Emergis	20	11	35	(9)
BCE Ventures	88	73	172	150
Corporate and other, including inter-segment
eliminations	(30)	(45)	(70)	(82)
Total EBITDA	1,947	1,936	3,769	3,744

Net earnings (loss)
Bell Canada	419	361	848	676
Bell Globemedia	15	11	13	12
BCE Emergis	6	(62)	12	(77)
BCE Ventures	38	59	77	83
Corporate and other, including inter-segment
eliminations	(1)	(46)	2	(15)

Earnings from continuing operations	477	323	952	679

Discontinued operations	1	(303)	(1)	(349)
Dividends on preferred shares	(17)	(14)	(32)	(27)

Net earnings applicable to common
shares	461	6	919	303

Net earnings per common share	0.50	0.01	1.00	0.38

SECOND QUARTER REVIEW (Q2 2003 vs. Q2 2002, unless otherwise indicated)

BELL CANADA
The Bell Canada segment includes Bell Canada, Aliant, Bell ExpressVu (at 100%) and Bell Canada’s interests in other Canadian telcos.

	(Cdn$ millions)

	Second Quarter		Six months
For the period ended June 30	2003	2002	2003	2002

Bell Canada Revenue
Local and access	1,512	1,527	3,012	3,046
Long distance	608	645	1,254	1,293
Wireless	621	548	1,191	1,052
Data	955	933	1,888	1,838
DTH Satellite T.V. Services	191	155	368	306
Terminal sales & other	409	456	830	880
Directory advertising	--	138	--	270

Total Bell Canada revenue	4,296	4,402	8,543	8,685

•	Total Bell Canada revenues declined 2.4%. Excluding the impact of the sale of the directories business and the Price Cap decision, revenues for the quarter increased by $59 million or 1.4%.

Wireline
•	Local and access revenues decreased by 1.0% and reflected the negative effects of the Price Cap decision and a 0.7% reduction in residential and business local access lines.
•	Long distance revenues decreased by 5.7% due mainly to competitive pressures as well as the impact of the Price Cap decision.

Wireless
•	Wireless revenues were up 13% due to continued strong growth in cellular and PCS subscribers and higher total average revenues per unit (ARPU).
•	The $2 increase in ARPU to $48 reflected higher revenues from post-paid value added services and an increase in post-paid subscribers as a percentage of the total base.
•	Wireless postpaid net additions were at 104,000 or 79% of the total net activations in the quarter, bringing the total postpaid customers to 3,096,000 as at June 30.
•	Total postpaid wireless churn was at a historical low of 1.3% and continued to reflect our priority on customer service.
•	Wireless EBITDA increased by 6.3% to reach $219 million, due mainly to the increase in revenues.

Data
•	Consumer data revenues increased by 23%. Demand for consumer Sympatico ISP services continued to be strong due to successful marketing efforts.
•	Consumer High-Speed Internet subscribers surpassed the one million mark in the second quarter.
•	Total Internet (High-speed and dial-up) subscribers reached 2,198,000 as at June 30.
•	Business data revenue decreased by 0.7%, reflecting the continued softness in underlying demand from enterprise and wholesale customers as well as the Price Cap decision.

DTH (Direct to Home) Satellite T.V. Services
•	A 14% increase in the subscriber base and higher pricing contributed to a 23% improvement in revenues at Bell ExpressVu.
•	Net additions totaled 18,000 for the quarter and reflected a slower rate of growth in the digital television market demand.

EBITDA and CAPEX
•	EBITDA at Bell Canada was $1.8 billion. Excluding the impact of the sale of the directories business and the Price Cap decision, Bell Canada’s EBITDA increased by $63 million or 3.6% in the second quarter due mainly to productivity gains.
•	Bell’s quarter-end CAPEX intensity (capital expenditures as a percentage of revenue) was 15.5%, down from 18.9% in the second quarter of 2002, due to the focus on capital efficiency and the weighting of certain capital projects towards the second half of 2003.

BELL GLOBEMEDIA Bell Globemedia includes CTV and The Globe and Mail.

•	Total revenue was $357 million in the quarter, an increase of 9.5% compared to the same period last year.
•	Television advertising revenues significantly improved by 21% compared to the second quarter of 2002. Strength in the television advertising market and high ratings at CTV, with 17 of the top 20 most watched shows at June 30, contributed to the increase.
•	Print advertising revenues were 4.3% higher than last year. Demand in the print advertising market continues to be soft, partially as a result of reduced demand in the tourism and travel sectors because of SARS.
•	EBITDA improved by 33% to $77 million, reflecting the increase in revenues, savings from a restructuring of the interactive operations, and management’s continued cost control efforts especially in the print operations.

BCE EMERGIS

•	Revenue was $124 million in the second quarter, a decrease of $18 million compared with the same period in 2002. Revenue was negatively affected by lower inter-company revenues from Bell Canada and a weakened U.S. dollar.
•	Revenue was stable compared to the first quarter of 2003, despite the negative impact of the weakened U.S. dollar.
•	Year-over-year quarterly EBITDA increased by 82% to $20 million, mainly due to management’s continued success in containing costs.
•	EBITDA was 33% higher compared to the first quarter 2003 EBITDA of $15 million and reflected lower stock compensation expense.
•	Pressures on revenues from the recent weakened U.S. dollar and lower expected revenues from its E-Health unit contributed to BCE Emergis’ lowered annual revenue guidance.

BCE VENTURES BCE Ventures includes the activities of CGI, Telesat and other investments.

• BCE Ventures’ revenue was $309 million in the quarter, an increase of 18% when compared with the same period of 2002, driven mainly by CGI’s January 2003 acquisition of Cognicase.
• EBITDA was $88 million in the quarter compared with $73 million in the second quarter of 2002, due mainly to CGI’s acquisition of Cognicase.

BELL CANADA STATUTORY RESULTS Bell Canada “statutory” includes Bell Canada, and Bell Canada’s interests in Aliant, Bell ExpressVu (at 52%), and other Canadian telcos.

Bell Canada’s reported statutory revenue was $4.3 billion in the second quarter of 2003, up 18% due to the consolidation of Aliant and Bell ExpressVu effective January 1, 2003. Net earnings applicable to common shares were $529 million in the second quarter of 2003, compared to a net loss applicable to common shares of $1 billion for the same period last year. Bell Canada’s results in 2002 reflected the write-down of its $1.5 billion Teleglobe Inc. investment.

ABOUT BCE

BCE is Canada’s largest communications company. It has 25 million customer connections through the wireline, wireless, data/Internet and satellite services it provides, largely under the Bell brand. BCE’s media interests are held by Bell Globemedia, including CTV and The Globe and Mail. As well, BCE has e-commerce capabilities provided under the BCE Emergis brand. BCE shares are listed in Canada, the United States and Europe.

BCE 2003 Second Quarter Financial Information:

BCE’s 2003 Second Quarter Shareholder Report (which contains BCE’s 2003 second quarter MD&A and unaudited consolidated financial statements) and other relevant financial materials are available at www.bce.ca/en/investors, under “Investor Briefcase”. BCE’s 2003 Second Quarter Shareholder Report is also available on the Website maintained by the Canadian securities regulators at www.sedar.com. It is also available upon request from BCE’s Investor Relations Department (e-mail: investor.relations@bce.ca, tel.: 1-800-339-6353; fax: (514) 786-3970).

BCE’s 2003 Second Quarter Shareholder Report will be sent to BCE’s shareholders who have requested to receive it on or about August 4, 2003.

Call with Financial Analysts:

BCE will hold a teleconference / Webcast (audio only) for financial analysts to discuss its second quarter results on Wednesday, July 30, 2003 at 8:00 AM (Eastern). The media is welcome to participate on a listen only basis. Michael Sabia, President and Chief Executive Officer, and Siim Vanaselja, Chief Financial Officer, will be present for the teleconference.

Interested participants are asked to dial (416) 406-6419 between 7:50 AM and 7:58 AM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

A replay facility will be available between 12:00 PM on Wednesday, July 30, 2003 and 12:00 PM on Wednesday, August 6, 2003. To access the replay facility, please dial (416) 695-5800 and enter access code 1441329. The Webcast will also be archived on our Web site.

Call with the Media:

BCE will hold a teleconference / Webcast (audio only) for media to discuss its second quarter results on Wednesday, July 30, 2003 at 1:00 PM (Eastern). Michael Sabia will be present for this teleconference.

Interested participants are asked to dial 877 793-3795 between 12:50 PM and 12:58 PM. If you are disconnected from the call, simply redial the number. If you need assistance during the teleconference, you can reach the operator by pressing “0". This teleconference will also be Webcast live (audio only) on our Web site at www.bce.ca.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this press release, including, but not limited to, the statements appearing under the “Outlook” section, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic conditions, the level of consumer confidence and spending and the state of capital markets; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings; the intensity of competitive activity from both traditional and new competitors, and its resulting impact on the ability to retain existing, and attract new, customers, and the consequent impact on pricing strategies, revenues and net income; the level of demand, including in particular by the business and wholesale sector, and prices, for products and services in the telecom, media and e-business markets; the risk of low returns on pension plan assets continuing resulting in the erosion of our pension fund surpluses which could require us to commence making pension fund contributions and/or recognize pension expenses; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; BCE Inc.‘s and its subsidiaries’ ability to manage costs, generate productivity improvements and decrease capital intensity while maintaining quality of service; the availability and cost of capital required to implement BCE Inc.‘s and its subsidiaries’ financing plans and fund capital and other expenditures; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; the ability to package and cross sell various services offered by the BCE group of companies; the ability of the BCE group companies’ strategies to produce the expected benefits and growth prospects; stock market volatility; the availability of, and ability to retain, key personnel; and the final outcome of pending or future litigation.

For additional information with respect to certain of these and other factors, refer to BCE Inc.‘s Second Quarter 2003 Management’s Discussion and Analysis filed with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this press release represent the expectations of BCE Inc. and its subsidiaries as of July 30, 2003 and, accordingly, are subject to change after such date. However, BCE Inc. and its subsidiaries assume no obligation to update any forward-looking statements, whether as a result of new information or otherwise.

For further information:
Nick Kaminaris	Sophie Argiriou
Communications	Investor Relations
(514) 786-3908	(514) 786-8145
Web Site: www.bce.ca

(1)      The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans credit (expense) and restructuring and other charges. EBITDA is presented on a basis that is consistent from period to period. We believe EBITDA to be an important measure as it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans credit (expense) and restructuring and other charges. We exclude amortization expense and net benefit plans credit (expense) because they substantially depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature. EBITDA allows us to compare our operating performance on a consistent basis. We also believe that EBITDA is used by certain investors and analysts to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement that is commonly used in the telecommunications industry. EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income. The following is a reconciliation of EBITDA to operating income on a consolidated and on a segmented basis:

(in $ millions)	Bell Canada Segment	Bell Globe- media	BCE Emergis	BCE Ventures	Corpo- rate and other	BCE Consoli- dated

Q2 2003

EBITDA	1,792	77	20	88	(30)	1,947
Amortization expense	(757)	(14)	(13)	(31)	18	(797)
Net benefit plans credit (expense)	(45)	(1)	--	--	3	(43)

Operating income (loss)	990	62	7	57	(9)	1,107

Q2 2002

EBITDA	1,839	58	11	73	(45)	1,936
Amortization expense	(756)	(16)	(15)	(32)	11	(808)
Net benefit plans credit (expense)	11	(1)	--	--	2	12
Restructuring and other charges	(294)	--	(119)	--	--	(413)

Operating income (loss)	800	41	(123)	41	(32)	727

	Bell Canada Segment	Bell Globe- media	BCE Emergis	BCE Ventures	Corpo- rate and other	BCE Consoli- dated

YTD 2003

EBITDA	3,518	114	35	172	(70)	3,769
Amortization expense	(1,491)	(31)	(27)	(59)	36	(1,572)
Net benefit plans credit (expense)	(89)	(2)	--	--	6	(85)

Operating income (loss)	1,938	81	8	113	(28)	2,112

YTD 2002

EBITDA	3,594	91	(9)	150	(82)	3,744
Amortization expense	(1,469)	(33)	(38)	(64)	26	(1,578)
Net benefit plans credit (expense)	19	(2)	--	--	1	18
Restructuring and other charges	(294)	--	(119)	--	--	(413)

Operating income (loss)	1,850	56	(166)	86	(55)	1,771

Q2	BCE Report

July 29, 2003
CONTENTS

Bell Canada Enterprises 2003 Second Quarter Shareholder Report

The Quarter at a Glance	2

MD&A	5

Financial Results Analysis	7

Financial and Capital Management	15

Recent Developments in Legal Proceedings	17
Forward-Looking Statements	18
Risk Assessment	19

Our Accounting Policies	26

Consolidated Financial Statements	28

Notes to Consolidated Financial Statements	31

The Quarter at a Glance

Pursuing Simplicity

■ Effective June 1, 2003 we implemented a new business structure that will help simplify our company and strengthen our customer relationships.

■ Three new customer-facing groups under Bell Canada now focus on the distinct needs of our customers: the Consumer, Small and Medium Business and Enterprise divisions. In addition, we will align our technology, IS/IT and network operations to facilitate the delivery of industry-leading service and productivity.

■ This new structure will better enable us to provide customers with a full range of communication services through a single point of contact, making us simpler to deal with. This will also allow us to strengthen growth, further streamline our operations and achieve higher levels of efficiency.

Revenues

■ In November 2002, we sold our directories business, which contributed $138 million to our revenues in Q2 2002. In Q2 2003, the CRTC Price Cap decision had a negative impact on our revenues by $27 million. On a comparable basis (1), our revenues increased by 2.8% to $4,946 million in Q2 2003, driven by strong revenue growth in Bell Canada’s Consumer businesses including 13% in wireless services, 23% in direct-to-home television (DTH) services and 23% in consumer data services. This was complemented by revenue growth of 9.5% at Bell Globemedia and 24% at CGI driven mainly by its acquisition of Cognicase. Bell Canada’s business and wholesale revenues continued to reflect market softness, growing only by 0.9% on a comparable basis versus the same period last year.

Customer Connections

■ WIRELESS. We grew our wireless subscriber base by 131,000 customers this quarter, significantly outpacing both Q1 2003 and the prior year quarter with 79% of these net additions reflecting more profitable post-paid rate plan customers. Blended churn of 1.4% for the second quarter remained stable compared to the previous quarter, while declining from 1.5% in the same period last year. We also maintained our low post-paid churn of 1.3%, down from 1.4% in Q2 2002.

■ HIGH-SPEED INTERNET. Our DSL high-speed Internet business added 81,000 subscribers this quarter bringing our subscriber base to 1,287,000 customers, 42% higher than at the end of Q2 2002. Consumer DSL net additions this quarter represented 69% of the total net additions, while business and wholesale accounted for the balance.

■ SATELLITE TV. Our DTH subscriber base increased by 18,000 customers compared to 31,000 achieved in Q2 2002, reflecting a slower rate of growth in digital television demand compared to last year. However, more advertising and an extended free installation promotion throughout the quarter stimulated higher subscriber growth compared to the 13,000 net additions achieved in the first quarter.

■ NETWORK ACCESS SERVICES (NAS). Consistent with current trends, NAS in service declined modestly by 0.7% to 13.1 million this quarter from the 13.2 million in service at the end of Q2 2002, primarily reflecting losses to competition and substitution effects from both wireless and high-speed Internet services.

(1) Please see Management’s Discussion and Analysis on page 5 for more details on the meaning of “comparable basis”.

EBITDA(2)

■ We achieved $1,947 million in EBITDA this quarter, up $11 million or 0.6% from $1,936 million in Q2 2002. Despite decreases in Bell Canada’s EBITDA from the CRTC Price Cap decision of approximately $27 million this quarter and the sale of the directories business, which contributed $83 million in EBITDA in Q2 2002, EBITDA margins improved to 39.4% from 38.9% in the same period last year. On a comparable basis, EBITDA increased 6.5% from Q2 2002 and EBITDA margins increased by 1.4 percentage points reflecting our continued focus on productivity improvements.

■ We continue to make progress in simplifying our business through the roll-out of productivity initiatives such as our interactive voice response system “Emily” which was implemented in Quebec this quarter and specialized call center “Move Queues”. These initiatives contribute to our productivity improvements by helping reduce costs while improving customer service, as reflected in Bell Canada’s increasing customer value index and industry leading service levels.

Net Earnings / EPS

■ Consolidated net earnings applicable to common shares for Q2 2003 were $461 million, or $0.50 per common share, significantly up from $6 million or $0.01 per common share for the same period last year. The consolidated net earnings in Q2 2002 included net losses of $393 million consisting of losses from discontinued operations and restructuring and other charges, partially offset by net gains on investments.

■ Excluding the impact of such net losses, net earnings per share (before non-recurring items) of $0.50 increased by $0.01 compared to Q2 2002. This was achieved despite the negative earnings impact of the sale of our directories business, the Price Cap decision and the effect of lower pension returns.

■ BCE achieved a Return on Equity (ROE)(3) of 16.0% for the quarter, comparable to the 16.4% for the first quarter of 2003.

Capital Expenditures

■ Capital expenditures for the second quarter amounted to $713 million, 23.5% lower than the second quarter of 2002. As a percentage of revenues, capital expenditures declined for the quarter to 14.4% from 18.7% in the second quarter of last year.

■ The reduction in capital expenditures was due to our continued efforts to rigorously manage our capital spending as well as the weighting of certain capital projects towards the second half of 2003.

■ The Bell Canada Segment accounted for $664 million of the total capital expenditures in Q2 2003. Approximately 57% of Bell Canada’s capital expenditures are related to growth sectors and productivity initiatives, including wireless, IP/broadband, DSL and billing modernization.

(2) EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under Canadian GAAP. Please see Non-GAAP earnings measures on page 5 for more details.
(3) ROE (return on common shareholders’ equity) does not have any standardized meaning under Canadian GAAP. Please see Non-GAAP earnings measures on page 5 for more details.

Free Cash Flow(4)

■ Free cash flow of $332 million for the second quarter of 2003 improved significantly from the negative $76 million for the same period last year, reflecting:

reduced capital expenditures and improved cash from operations the receipt of $75 million of tax refunds in the second quarter of 2003.

■ Before the payment of common dividends, our free cash flow of $586 million in Q2 2003 compared favourably to the $166 million of free cash flow in the same period last year.

■ Our free cash flow generation led to a net debt to capitalization ratio of 46.7% at June 30, 2003 down from 47.4% at March 31, 2003.

■ BCE utilized cash resources to repay $1.5 billion of debt in Q2 2003, including $500 million of Bell Canada debentures and the entire $834 million balance of BCE Inc.‘s bank credit facility.

(4) Free cash flow is calculated as cash flows from operations after capital expenditures and dividends, and before investments and divestitures.

Management’s Discussion and Analysis

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries, joint ventures and investments in significantly influenced companies. Bell Canada, Aliant Inc. (Aliant), Bell ExpressVu Limited Partnership (Bell ExpressVu) and their subsidiaries and investments in significantly influenced companies are referred to as the Bell Canada Segment.

     This MD&A comments on BCE’s operations, performance and financial condition for the three months (QTR or Q2) and six months (year-to-date or YTD) ended June 30, 2003 and 2002. Please refer to the unaudited consolidated financial statements starting on page 28 when reading the MD&A.
     Certain events that have occurred since January 1, 2002 affect the comparability of our results from period to period. Accordingly, when deemed appropriate in order to assist the reader in assessing our current period performance compared to the corresponding period of the previous year, in addition to the normal presentation, results have been presented on a “comparable basis”, meaning they have been adjusted to exclude the impact of the May 30, 2002 Price Cap decision (Price Cap decision) of the Canadian Radio-television and Telecommunications Commission (CRTC), and when applicable, the impact of the sale of our directories business in November 2002.
     All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.

     ABOUT FORWARD-LOOKING STATEMENTS
     This MD&A contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations and our businesses. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed on pages 18 to 25 under “Forward-Looking Statements” and “Risk Assessment”. BCE assumes no obligation to update any forward-looking statements, whether as a result of new information or otherwise.

Unless otherwise mentioned in this MD&A or in BCE Inc.‘s Q1 2003 MD&A, the outlooks provided in BCE Inc.‘s 2002 annual MD&A dated February 26, 2003 remain unchanged.

Non-GAAP Earnings Measures
Certain measures used in this MD&A do not have any standardized meaning under Canadian generally accepted accounting principles (GAAP). Below you will find a discussion of these non-GAAP earnings measures, as well as a reconciliation to the most comparable GAAP earnings measure.

EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other issuers. We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans credit (expense) and restructuring and other charges. EBITDA is presented on a basis that is consistent from period to period.
     We believe EBITDA to be an important measure as it allows us to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans credit (expense) and restructuring and other charges. We exclude amortization expense and net benefit plans credit (expense) because they substantially depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. We exclude restructuring and other charges because they are transitional in nature.
     EBITDA allows us to compare our operating performance on a consistent basis. We also believe that EBITDA is used by certain investors and analysts to measure a company’s ability to service debt and to meet other payment obligations or as a valuation measurement that is commonly used in the telecommunications industry.
      EBITDA should not be confused with net cash flows from operating activities. The most comparable Canadian GAAP earnings measure is operating income. The following is a reconciliation of EBITDA to operating income on a consolidated and on a segmented basis.

(in $ millions)	Bell Canada Segment	Bell Globe- media	BCE Emergis	BCE Ventures	Corpo-rate and other	BCE Consoli-dated

Q2 2003
EBITDA	1,792	77	20	88	(30)	1,947
Amortization expense	(757)	(14)	(13)	(31)	18	(797)
Net benefit plans credit
(expense)	(45)	(1)	--	--	3	(43)

Operating income (loss)	990	62	7	57	(9)	1,107

Q2 2002
EBITDA	1,839	58	11	73	(45)	1,936
Amortization expense	(756)	(16)	(15)	(32)	11	(808)
Net benefit plans credit
(expense)	11	(1)	--	--	2	12
Restructuring and
other charges	(294)	--	(119)	--	--	(413)

Operating income (loss)	800	41	(123)	41	(32)	727

(in $ millions)	Bell Canada Segment	Bell Globe- media	BCE Emergis	BCE Ventures	Corpo-rate and other	BCE Consoli-dated

YTD 2003 EBITDA	3,518	114	35	172	(70)	3,769
Amortization expense	(1,491)	(31)	(27)	(59)	36	(1,572)
Net benefit plans credit
(expense)	(89)	(2)	--	--	6	(85)

Operating income (loss)	1,938	81	8	113	(28)	2,112

YTD 2002
EBITDA	3,594	91	(9)	150	(82)	3,744
Amortization expense	(1,469)	(33)	(38)	(64)	26	(1,578)
Net benefit plans credit
(expense)	19	(2)	--	--	1	18
Restructuring and
other charges	(294)	--	(119)	--	--	(413)

Operating income (loss)	1,850	56	(166)	86	(55)	1,771

NET EARNINGS BEFORE NON-RECURRING ITEMS AND ROE
The term net earnings before non-recurring items does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other issuers. We define it as net earnings applicable to common shares adjusted for non-operational or non-recurring items, which include (on an after-tax basis) BCE’s share of: net gains (losses) on investments, impairment charges, the results of discontinued operations and restructuring and other charges. Net earnings before non-recurring items are presented on a basis that is consistent from period to period.

     We use net earnings before non-recurring items to assess our profitability without regard to net gains (losses) on investments, impairment charges, the results of discontinued operations and restructuring and other charges. We exclude these items because they are considered to be of a non-operational or non-recurring nature and accordingly affect the period-to-period comparability of our results. Net earnings before non-recurring items allow us to compare our profitability on a consistent basis. The most comparable Canadian GAAP earnings measure is net earnings applicable to common shares. The following is a reconciliation on a consolidated basis of net earnings before non-recurring items to net earnings applicable to common shares.

(in $ millions)	Q2 2003	Q2 2002	YTD 2003	YTD 2002

Net earnings before non-recurring items	460	399	920	742
Non-operational and non-recurring items:
Discontinued operations	1	(303)	(1)	(349)
Restructuring charges	--	(216)	--	(216)
Net gains on sale of investments and	--	126	--	126
dilution gains

Net earnings applicable to common
shares as reported	461	6	919	303

     Return on common shareholders’ equity (ROE) is calculated as annualized net earnings before non-recurring items as a percentage of average common shareholders’ equity.

Financial Results Analysis

Operating Revenues

(in $ millions)	Q2 2003	Q2 2002	% change	YTD 2003	YTD 2002	% change

Bell Canada Segment	4,296	4,402	(2.4%)	8,543	8,685	(1.6%)
Bell Globemedia	357	326	9.5%	692	638	8.5%
BCE Emergis	124	142	(12.7%)	248	274	(9.5%)
BCE Ventures	309	261	18.4%	617	524	17.7%
Corporate and other	(140)	(157)	10.8%	(264)	(305)	13.4%

Total operating revenues	4,946	4,974	(0.6%)	9,836	9,816	0.2%

BCE Revenues decline 0.6% reflecting directories sale and Price Cap decision

■	In the second quarter of 2003, our revenues were $4,946 million, a decline of 0.6% compared to the same period last year, reflecting revenue declines at the Bell Canada Segment and BCE Emergis, partly offset by revenue growth at Bell Globemedia and BCE Ventures. On a year-to-date basis, our revenues grew 0.2% to $9,836 million reflecting revenue growth at Bell Globemedia and BCE Ventures, partly offset by revenue declines at the Bell Canada Segment and BCE Emergis.
■	The Bell Canada Segment’s revenues declined 2.4% to $4,296 million this quarter and 1.6% to $8,543 million on a year-to-date basis, reflecting:
the sale of the directories business in late 2002 which contributed $138 million to our revenues in Q2 2002 and $270 million for the first six months of 2002.
the Price Cap decision which mandated price reductions on various services leading to a reduction of approximately $27 million in our revenues this quarter and $61 million on a year-to-date basis.
■	On a comparable basis, the Bell Canada Segment’s revenues increased by 1.4% this quarter and 2.2% on a year-to-date basis, driven primarily by our Consumer business with growth in customer connections and revenues from wireless, high-speed Internet access and direct-to-home television (DTH) services. Compared to last year:
cellular and PCS subscribers grew by 13% to reach 4.1 million. Wireless revenues grew by 13% in the second quarter and for the first six months of the year.
high-speed Internet subscribers grew by 42% to reach 1.3 million. The majority of this growth came from residential customers, leading to growth in consumer data revenues of 23% both this quarter and for the first six months of the year.
DTH subscribers grew by 14% to reach 1.3 million, leading to DTH revenue growth of 23% and 20% for the quarter and on a year-to-date basis, respectively.
■	The Bell Canada Segment’s revenue growth in these consumer services made up for revenue declines in the traditional service areas of local and access, long distance and terminal sales and other serivces as well as relatively flat business and wholesale data revenues.
■	Bell Globemedia’s revenue growth of 9.5% this quarter and 8.5% on a year-to-date basis reflects a stronger television schedule and an improved television advertising market.
■	BCE Emergis had revenue declines of 12.7% this quarter and 9.5% on a year-to-date basis due mainly to lower revenue from the distribution agreement with Bell Canada for legacy products and other non-core and exited products. The negative impact of a stronger Canadian dollar on the conversion of BCE Emergis’ U.S. based revenues also contributed to the revenue decline amounting to $5 million for the quarter and $7 million on a year-to- date basis.
■	At BCE Ventures, revenue growth of 18.4% this quarter and 17.7% on a year-to-date basis compared to the same periods last year was driven mainly by CGI Group Inc.'s (CGI) acquisition of Cognicase Inc. (Cognicase) in January of this year.

Bell Canada Segment
LOCAL AND ACCESS REVENUES IMPACTED BY PRICE CAP
DECISION
■	Local and access revenues were $1,512 million for the quarter, a 1.0% decline over last year. On a year-to-date basis, revenues were $3,012 million, a decline of 1.1% over the previous year. These declines were primarily the result of the Price Cap decision and reductions in the number of NAS.
■	The Price Cap decision mandated rate reductions in certain business services and services provided to competitors. This led to a revenue reduction of approximately $9 million this quarter and $25 million on a year-to-date basis. On a comparable basis, local and access revenues would have declined by 0.4% and 0.3% respectively.
■
NAS in service declined by 94,000 or 0.7% over the second quarter of 2002 as a result of continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines, losses resulting from competition and business failures or downsizings and customers substituting wireline with wireless telephone service. Consumer NAS in service declined by 28,000, or 0.3%, while business NAS in service declined by 66,000, or 1.4%.

LONG DISTANCE REVENUES DECLINED BY 5.7%

■
Long distance revenues were $608 million for the quarter, a 5.7% decline over last year. On a year-to-date basis, revenues were $1,254 million, a reduction of 3.0% over the previous year. These declines reflected increased competitive pressures in both the consumer and business long distance markets as well as the impact of the Price Cap decision.

■

Although consumer pricing improved due to increased network charges introduced in December 2002 and a minimum block of time charge introduced in Q2 2002, these charges were offset by a reduction in consumer long distance conversation minutes reflecting increased competition from non-traditional long distance service providers offering prepaid cards and dial-around services.

■	Business long distance minute volumes continued to grow, but pricing decreased as competitive pressures intensified.
■	The overall volume of conversation minutes increased by 3.9% this quarter and by 4.4% on a year-to-date basis compared to the same periods last year. However, volume increases were offset by lower settlement payments and ARPM.
■	In addition, rate reductions related to the Price Cap decision led to revenue reductions of approximately $5 million for the quarter and $9 million year-to-date and contributed to the overall revenue decline.
■	Overall, average revenue per minute (ARPM) decreased by 4.8% to $0.12 this quarter from $0.126 in the second quarter of 2002. On a year-to-date basis, ARPM declined by 3.9%.

WIRELESS REVENUES GREW 13% WITH STRONG POST-PAID ADDS

Revenue and Subscriber Growth
■	Wireless service revenues of $621 million for the quarter and $1,191 million on a year-to-date basis reflected increases of 13% for each respective period, compared to the same periods last year. These increases were driven by subscriber growth of 13% and higher average revenue per subscriber.
■	Our total cellular and PCS subscriber base reached 4,120,000 reflecting 131,000 customer net additions for the second quarter and 201,000 for the first six months of 2003. Including paging subscribers, our total wireless customer base totalled 4,701,000 at June 30, 2003.
■	Net activations of 131,000 for the quarter and 201,000 on a year-to-date basis were up 40,000 and 16,000, respectively compared to the same periods last year. Growth was stimulated by customer interest in new phones with enhanced features and selected promotions featuring lower handset pricing for activations on term contracts, in response to more aggressive competitive offers.
■	With 79% of net activations for the quarter and 78% for the first six months of 2003 coming from post-paid rate plans, we ended the second quarter of this year with 75% of our cellular and PCS subscriber base consisting of post-paid customers, up from 74% at the end of Q2 2002.

Average revenue per unit (ARPU)
■	Total ARPU of $48 for the quarter and $46 on a year-to-date basis was up by $2 and $1, respectively, compared to the same periods last year, driven by a higher post-paid ARPU and an increase in post-paid subscribers as a percentage of the total base. Higher revenues from value added services such as Message Centre and Call Display, as well as data services partly offset by lower roaming revenues as fewer people travelled, led to a $1 per month increase in post-paid ARPU for both the second quarter and for the first six months of the year. Prepaid ARPU declined by $1 in the second quarter and on a year-to-date basis compared to the same periods last year.

Churn
■	Blended churn of 1.4% in the second quarter and on a year-todate basis, improved from 1.5% for each respective period last year. Post-paid churn of 1.3% in the second quarter and on a year-to-date basis remained at the company’s lowest levels and improved from 1.4% for the same periods in 2002, reflecting continued strong customer satisfaction.

Wireless data
■	Mobile browser hits reached 170 million in Q2 2003, up 38% from the previous quarter and 81% from Q2 2002. Mobile browser hits for the first six months of 2003 were 293 million, or 42% higher than the 206 million for the same period in 2002.

DATA REVENUE GROWTH OF 2.4% REFLECTS CONTINUED SOFTNESS IN ENTERPRISE AND WHOLESALE MARKETS

Revenue growth
■	Data revenues of $955 million in the second quarter of this year grew 2.4% compared to the second quarter of 2002. On a year-to- date basis, revenues grew to $1,888 million, a 2.7% increase over last year.
■	The Price Cap decision led to a reduction in the rates charged to competing carriers for Competitive Digital Network Access (CDNA) services beginning in June 2002. These rate reductions led to a $13 million decrease in data revenues this quarter and a $27 million decrease year-to-date. On a comparable basis, data revenues increased 3.8% for the quarter and 4.2% for the first six months of the year.
■	Consumer data revenues grew 23% both this quarter and on a year-to-date basis compared to the same periods last year, reflecting strong growth in our Sympatico subscriber base.
■	In contrast, business and wholesale data revenues declined by 0.7% this quarter and by 0.3% on a year-to-date basis compared to the same periods last year.
■	Although business data volumes experienced modest growth during the first half of the year, business data revenues reflected price competition, the impact of the Price Cap decision and product mix shifts from legacy data services to emerging data services. Legacy service revenue declines were partially offset by growth in high-speed internet service for small and medium sized customers and by growth in Internet Protocol (IP)/broadband services for large enterprise customers. Business data revenues increased by 3.4% in the quarter and by 3.7% on a year-to-date basis compared to the same periods last year.
■	Wholesale revenues declined by 18.2% this quarter and by 16.9% on a year-to-date basis as this segment remained waek due to price and volume drivers, as well as the impact of the Price Cap decision.
■	After adjusting to exclude the impact of the Price Cap decision, overall business and wholesale data revenue growth was essentially flat year-over-year growing only 0.9% for the quarter and 1.4% on a year-to-date basis.

High-Speed Internet subscriber growth
■	In the second quarter of 2003, the number of high-speed Internet subscribers increased by 81,000 to reach 1,287,000, while dial-up subscribers declined by 29,000 to 911,000, reflecting customers’ preference for higher speed alternatives. On a year-to-date basis, high-speed Internet subscribers increased by 177,000, while dial-up subscribers declined by 46,000.
■	Bell Canada added 40,000 new subscriptions of Sympatico valueadded services such as Desktop Anti-virus and Desktop Firewall this quarter and 53,000 year-to-date, for an end-of-period total count of 138,000 customer subscriptions as at June 30, 2003.
■	The DSL footprint in Ontario and Quebec increased to 78% of homes and business lines passed at the end of Q2 2003 from 72% a year ago. In Atlantic Canada, DSL was available to 63% of homes at the end of Q2 2003 compared to 60% a year ago.

Strategic alliance with Microsoft
■
On June 16, 2003, Bell Canada announced a strategic alliance with Microsoft Corporation which will allow us to deliver a unique package of services to our customers that will include the popular MSN instant messaging, Hotmail, and the next version of MSN’s recently launched premium services, MSN®8. The alliance will also combine the best of Sympatico.ca and MSN.ca to create a new co-branded portal scheduled to be launched in the Spring of 2004. Bell Canada and Microsoft will work together to develop services in the areas of home networking, mobile computing, interactive entertainment, security and enhanced communications tools such as unified voice and e-mail, video conferencing and multimedia messaging.

Surf and Watch’ bundle and enhancements to Sympatico Internet Services
■

In June 2003, Bell Canada announced a simple ‘Surf and Watch’ bundle that offers Bell ExpressVu’s digital satellite television and Sympatico’s High Speed Internet services on one bill. The bundle can be ordered through a single call or through Bell World stores.

■	Bell Canada also announced speed and service enhancements to Sympatico High Speed Edition and High Speed Ultra services as part of our ongoing plan to simplify customer offers and expand the opportunity for customers to experience more sophisticated online content.
The majority of Sympatico High Speed Edition customers in Ontario and Quebec can now experience an increase in download speeds from up to 1.0 Mbps to up to 1.5 Mbps and an increase in upload speeds by as much as 100% to up to 320kbps.
Sympatico High Speed Edition and Sympatico High Speed Ultra customers no longer incur additional charges for bandwidth usage.

DTH REVENUES GREW BY 23%

Revenue and subscriber growth
■	In the second quarter of 2003 our subscriber base grew 14% over Q2 2002 to 1,335,000 which led to DTH revenues of $191 million or 23% higher for the quarter and $368 million or 20% higher for the first six months of 2003 compared to the same periods last year.
■	Net additions totaled 18,000 for the quarter and 31,000 on a year-to-date basis, both down from the 31,000 and 107,000 achieved for the respective periods in 2002, reflecting a slower rate of growth in digital television market demand and higher market penetration levels. Net additions were up by 5,000 compared to the previous quarter reflecting increased advertising and an extended free installation promotion throughout the quarter, following fewer promotions and less advertising in the early part of last quarter.

Average revenue per subscriber (ARPS)
■	ARPS increased by $3 per month to $47 for the second quarter and by $1 per month to $45 on a year-to-date basis compared to the same periods last year. This increase reflected the impact of the $2.99 system charge for all customers which became effective April 28 of this year and the $2 to $3 rate increase on specific programming packages introduced on February 1, 2003, partially offset by lower pay-per-view revenues and the netting of programming credits against revenues beginning in June 2002.

Churn
■	Churn of 1.1% per month for Q2 and for the first six months of 2003 was slightly higher compared to the same periods in 2002 reflecting a slight increase in disconnects related to non-payment.

Expanded service offerings
■	On June 12, 2003, Bell ExpressVu added 26 new channels to its existing 300 channel line-up as part of its year-long programming expansion that will see Bell ExpressVu add 76 new channels by the end of 2003. The new programming line-up includes 15 high definition channels, making Bell ExpressVu the leader in high definition television programming in Canada, and 10 new international and multicultural channels.
■	The expanded line-up is being delivered by the additional capacity provided by Nimiq 2, a second satellite used by Bell ExpressVu and operated by Telesat, which was launched at the end of 2002, as well as its new broadcast center in Toronto.

TERMINAL SALES AND OTHER
■	Terminal sales and other revenues were $409 million for the quarter, a 10.3% decline over last year. On a year-to-date basis, revenues were $830 million, a decline of 5.7% over the previous year. These declines include the impacts of reductions in wholesale international long distance minutes, wireless handset promotions and lower third party billing from Expertech.

Bell Globemedia
BELL GLOBEMEDIA REVENUES GREW BY 9.5%
■	Bell Globemedia revenues for the second quarter rose to $357 million, a 9.5% increase over the second quarter of 2002. On a year-to-date basis, revenues grew to $692 million, 8.5% higher than last year.
■	This increase was the result of CTV Inc.'s (CTV) stronger television schedule with 17 of the top 20 most watched shows of the summer at June 30, 2003, and the strengthening of the overall television advertising market. Television advertising revenues increased by 21.3% this quarter and by 17.2% on a year-to-date basis compared to the same periods last year.
■	Print advertising revenues increased by 4.3% this quarter and remained essentially flat on a year-to-date basis principally due to the continued weakness in the newspaper advertising market. In addition, the SARS outbreak in Toronto led to a reduction in tourism and a resulting decrease in print advertising geared to the tourist market.

BCE Emergis
BCE EMERGIS REVENUES DECLINED BY 12.7%
■	In Q2 2003, BCE Emergis had revenues of $124 million, a 12.7% decline from its revenues of $142 million achieved in Q2 2002. On a year-to-date basis, revenues declined 9.5% to $248 million from $274 million in the same period last year. In each case, the decline was due mainly to lower revenues from the distribution agreement with Bell Canada for legacy products and from other non-core and exited products. In addition, the negative impact of a stronger Canadian dollar relative to the U.S. dollar on the conversion of BCE Emergis’ U.S. revenues contributed to the quarterly and year-to-date declines.
■	Core revenues (excluding the revenue from the Bell legacy contract and other non-core and exited products) for the second quarter were $96 million compared with $104 million in the second quarter of 2002. For the first six months of the year, core revenues were $190 million compared with $193 million last year.
■	A stronger Canadian dollar relative to the U.S. dollar as well as lower revenue expectations from the eHealth Solutions (U.S.) operations are expected to negatively impact revenues for the balance of 2003.

BCE Ventures
■	BCE Ventures’ revenues increased 18.4% to $309 million from $261 million in Q2 2002 and on a year-to-date basis by 17.7% to $617 million from $524 million in the first six months of 2002. In each case, the increase was driven mainly by growth in CGI’s revenues.
■	CGI’s revenues increased 24.4% to $219 million this quarter and by 27.7% to $443 million for the first half of 2003, driven by its acquisition of Cognicase in January 2003.
■	Revenues increased by 6.4% at Telesat this quarter and by 4.5% for the first half of 2003, reflecting the placement in service of the Nimiq 2 satellite in early 2003.
■	Other revenues were unchanged for the second quarter at $7 million. On a year-to-date basis, other revenues were $12 million, or $10 million lower than the same period last year reflecting the sale of the 1000 de La Gauchetière West building in February 2002.

EBITDA

(in $ millions)	Q2 2003	Q2 2002	% change	YTD 2003	YTD 2002	% change

Bell Canada Segment	1,792	1,839	(2.6%)	3,518	3,594	(2.1%)
Bell Globemedia	77	58	32.8%	114	91	25.3%
BCE Emergis	20	11	81.8%	35	(9)	n.m.
BCE Ventures	88	73	20.5%	172	150	14.7%
Corporate and other	(30)	(45)	33.3%	(70)	(82)	14.6%

Total EBITDA	1,947	1,936	0.6%	3,769	3,744	0.7%

BCE EBITDA increases 0.6% despite directories sale
■	BCE’s EBITDA increased by 0.6% to $1,947 million this quarter and by 0.7% to $3,769 million year-to-date. Our growth was driven by EBITDA gains at Bell Globemedia, BCE Emergis and BCE Ventures which offset EBITDA decreases at the Bell Canada Segment related to the sale of the directories business and the Price Cap decision. On a comparable basis, BCE’s EBITDA grew by 6.5% for the quarter and by 7.0% on a year-to-date basis.

Bell Canada Segment

Bell Canada EBITDA declines 2.6% due to directories sale and Price Cap decision
■	The sale of our directories business negatively impacted our EBITDA. The Price Cap decision also led to lower EBITDA. Primarily as a result of these factors, the Bell Canada Segment’s EBITDA declined 2.6% to $1,792 million this quarter and by 2.1% to $3,518 million on a year-to-date basis. The directories business contributed approximately $83 million to EBITDA in Q2 2002 and approximately $164 million to EBITDA in the first six months of 2002. The Price Cap decision reduced Q2 2003 EBITDA by approximately $27 million this quarter and by approximately $61 million year-to-date. On a comparable basis, the Bell Canada Segment’s EBITDA increased by 3.6% this quarter and 4.3% year-to-date compared to the same periods last year.
■	Despite the negative impacts of the directories sale and the Price Cap decision, the Bell Canada Segment’s EBITDA margin remained relatively stable at 41.7% this quarter and 41.2% on a year-to-date basis compared to the 41.8% achieved in the second quarter of 2002 and the 41.4% achieved in the first six months of 2002, respectively. This stability reflects the realization of productivity improvements from numerous projects across the Bell Canada Segment.
■	Our productivity improvement program strives to reduce the cost per unit of the various processes and materials required throughout the company. By consistently applying this approach to unit cost reduction, the large volumes inherent in our operations drive significant levels of productivity improvements. The processes and materials used in our operations are generally used to:
acquire customers (eg. sales activities, commissions, equipment sold).
serve existing customers (eg. help desk support, equipment maintenance and repair, billing).
provide back-office support functions (eg. finance, human resources, communications).
■	We achieve these unit cost reductions in many ways including:
negotiating lower prices from our various external providers of equipment, software, supplies and services.
optimizing operational processes based on current business needs and the latest IS/IT capabilities.
better utilization of economies of scale.
■	Our 2003 program targets cost savings in many of the same areas addressed in our 2002 program, including call centers, field services, supply chain, and customer provisioning and servicing of newer services, such as consumer high-speed Internet service and broadband/IP services.
■	In addition to taking costs out of the business, our various productivity initiatives are also leading to simplification for our customers while improving customer service. We continued to make progress in simplifying our business this quarter through:
the roll-out of our interactive voice response system “Emily” in Quebec. The introduction of “Emily” has led to a reduction in misdirected calls and customer complaints and has enabled a greater level of customer self-service.
the implementation of specialized call center “Move Queues”. These queues provide customers who are moving with a single point of contact to transfer all their Bell services.
the introduction of a special “MultiCaller” queue for Sympatico help desk users. Recent repeat callers are automatically identified and routed to the specialized agents in this new queue for trouble resolution. The implementation of this queue has led to a significant reduction in repeat calls.
■	These initiatives contribute to our productivity gains by helping reduce costs and improve customer service as reflected in Bell Canada’s increasing customer value index as well as improving CRTC indicators.

Wireless EBITDA increases 6.3%
■	Wireless EBITDA for the second quarter of $219 million and $438 million for the first six months of 2003 reflected year-over year increases of $13 million or 6.3% and $54 million or 14.1%, respectively. These increases reflect higher revenues from higher subscriber gains, ARPU improvement and lower costs of acquisition (COA) per gross activation, partially offset by higher total COA expense as a result of higher customer activations and a higher volume of customers upgrading to newer handsets.
■	EBITDA margin for Q2 2003 of 35.3% was down from 37.6% in Q2 2002 due to an increase in the number of existing customers upgrading to newer handsets with enhanced features and the higher level of subscriber additions this quarter.
■	COA improved by 7.6% to $435 per gross activation in Q2 2003 from $471 per gross activation in the second quarter of last year. COA for the first six months of this year was $414 per gross activation, down $25 per gross activation compared to last year. The COA improvement was mainly driven by reduced marketing and advertising expenses, lower handset costs and the higher level of additions.

Bell ExpressVu EBITDA improves
■	Bell ExpressVu’s EBITDA losses of $9 million for the second quarter and $15 million for the first six months of 2003 reflected significant year-over-year improvements compared to EBITDA losses of $25 million for the second quarter and $75 million for the first six months of 2002. These improvements were driven by lower subscriber acquisition costs related to lower gross activations for the quarter and on a year-to-date basis, as well as continued cost containment efforts.
■	COA per gross activation was $655 or $114 lower this quarter and $664 or $73 lower for the first six months of 2003, compared to the same periods last year. The year-over-year decline in COA resulted primarily from the impact of lower hardware costs as customers purchased fewer second receivers and a stronger Canadian dollar, partially offset by the free installation offer introduced in March 2003.

Bell Globemedia EBITDA increases by 32.8%
■	Bell Globemedia's EBITDA for the quarter was $77 million, representing a 32.8% improvement over the second quarter of last year. On a year-to-date basis, Bell Globemedia's EBITDA was $114 million, 25.3% higher than the first half of last year. The improvement is attributable to increased EBITDA from television operations as a result of an increasing revenue base, savings from a restructuring of Bell Globemedia’s interactive operations and continued cost controls in print operations.

BCE Emergis EBITDA increases
■	BCE Emergis contributed EBITDA of $20 million this quarter, an increase from the $11 million of EBITDA contributed in Q2 2002. On a year-to-date basis, BCE Emergis contributed EBITDA of $35 million compared with negative $9 million for the same period last year. These results include the stock compensation expense of $3 million for the first six months of 2003, all of which were incurred in the first quarter. There were no comparable costs in 2002. The improvement also reflects continued success in containing costs.

Below EBITDA Income and Expenses
The table below shows a reconciliation of EBITDA to net earnings applicable to common shares for Q2 and YTD 2003 and 2002.

(in $ millions)	Q2 2003	Q2 2002	YTD 2003	YTD 2002

EBITDA	1,947	1,936	3,769	3,744
Amortization expense	(797)	(808)	(1,572)	(1,578)
Net benefit plans (expense) credit	(43)	12	(85)	18
Restructuring and other charges	--	(413)	--	(413)

Operating income	1,107	727	2,112	1,771
Other income	8	246	58	248
Interest expense	(291)	(263)	(575)	(524)

Pre-tax earnings from continuing operations	824	710	1,595	1,495

Income taxes	(277)	(246)	(522)	(539)
Non-controlling interest	(70)	(141)	(121)	(277)

Earnings from continuing operations	477	323	952	679
Discontinued operations	1	(303)	(1)	(349)

Net earnings	478	20	951	330
Dividends on preferred shares	(17)	(14)	(32)	(27)

Net earnings applicable to common shares	461	6	919	303

AMORTIZATION EXPENSE
Amortization expense was relatively consistent on a quarterly and year-to-date basis compared to the same periods last year. The increase in asset base from the creation of Bell West in April 2002 and CGI’s acquisition of Cognicase in January 2003, was offset by the sale of the directories business and a decrease in amortization expense at Telesat as the Anik E satellites became fully amortized.

NET BENEFIT PLANS EXPENSE
The net benefit plans expense of $43 million in Q2 2003 and $85 million on a year-to-date basis, compared unfavourably to a net benefit plans credit of $12 million in Q2 2002 and $18 million on a year-to-date basis. Due to poor capital market conditions, our pension plans had a weak fund performance in 2002, leading to an actual rate of return on plan assets of negative 6%, which was significantly below our assumption of 8.3% for 2002. This created an actuarial loss, which led to approximately two-thirds of the unfavourable variance. After a review of market trends and our outlook, we reduced our assumption of expected long-term return on plan assets from 8.3% in 2002 to 7.5% in 2003, which led to the balance of the unfavourable variance.
      At December 31, 2002, on a solvency basis, our pension plans had a surplus of approximately $800 million. For the first six months of 2003, our pension plans generated a six-month return of approximately 4%.

RESTRUCTURING AND OTHER CHARGES
There were no restructuring and other charges in Q2 2003 or on a year-to-date basis. Restructuring and other charges of $413 million in Q2 2002 consisted of:
■	a $272 million write-down of Bell Canada’s accounts receivable
■	a $22 million write-down of Bell Canada’s other assets
■	$119 million of restructuring and other charges at BCE Emergis.

OPERATING INCOME
Operating income of $1,107 million in Q2 2003 and $2,112 million on a year-to-date basis was $380 million and $341 million, respectively, higher than the same periods last year. Restructuring and other charges were recognized in Q2 2002 and not in Q2 2003. Those gains were partially offset by the unfavourable variance in the net benefits plan expense in Q2 2003 and on a year-to-date basis.

OTHER INCOME
In Q2 2003, other income consisted mainly of:
■	interest income of $17 million ($31 million year-to-date)
■	foreign exchange gains of $3 million ($36 million year-to-date)
■	write-off of deferred debt issue costs of $8 million ($8 million year-to-date), relating to the early retirement of the bridge facility used in the financing of the buy-back of SBC Communications Inc.‘s (SBC) 20% interest in Bell Canada.

In Q2 2002, other income consisted mainly of:
■	interest income of $4 million ($9 million year-to-date)
■	foreign exchange gains of $55 million ($55 million year-to-date)
■	a net gain of $222 million on the sale of a 37% interest in each of Telebec Limited Partnership and Northern Telephone Limited Partnership when the Bell Nordiq Income Fund was created
■	a write-down of our portfolio investment in Nortel Networks Corporation for $98 million
■	gains of $60 million from the reduction in ownership of Aliant’s investment in Stratos Global Corporation (Stratos) and the reorganization of TMI Communications and Company Limited Partnership.

      The increase of $13 million and $22 million in interest income respectively in Q2 2003 and on a year-to-date basis, compared to the same periods last year, is due to higher average cash levels in 2003 when compared to 2002, resulting mainly from the retained cash on hand from the sale of the directories business in November 2002 as well as the cash raised to date in 2003 from operating and financing activities.
      The levels of interest income are expected to decrease in the second half of 2003, as a significant amount of cash and cash equivalents was used in Q2 2003 to repay $1.5 billion of our total debt.
      The Canadian dollar strengthened in Q2 2002 resulting in foreign currency gains of $55 million. In April 2003, we entered into a forward contract to hedge U.S. $200 million of long-term debt at Bell Canada that had not been previously hedged, thereby removing the foreign currency exposure risk on that debt. Accordingly, we had only minor foreign exchange gains in Q2 2003, despite a strengthening Canadian dollar for the quarter.

INTEREST EXPENSE
The increase in interest expense of $28 million in Q2 2003 and $51 million on a year-to-date basis compared to the same periods last year, was primarily due to increased debt levels. The higher average total debt reflects the impact of the additional debt incurred in 2002 to fund:
■	the repurchase price of SBC's 20% indirect interest in Bell Canada
■	the negative free cash flows in 2002.

INCOME TAXES
Income taxes of $277 million in Q2 2003 and $522 million on a year-to-date basis represent a 12.6% increase and a 3.2% reduction, respectively, compared to the same periods last year. On a quarterly basis, the increase was due to higher pre-tax earnings partly offset by the reduction in the statutory income tax rate from 37.4% in 2002 to 35.4% in 2003. On a year-to-date basis, the decline was mainly due to the reduction in the statutory income tax rate, the impact of which outweighed the increase in pre-tax earnings.

NON-CONTROLLING INTEREST
The decrease in non-controlling interest in Q2 2003 and on a year-to-date basis compared to the same periods last year is due to:
■	the repurchase of SBC’s 20% indirect interest in Bell Canada in 2002 partly offset by:
■	higher earnings at Bell Globemedia in Q2 2003 compared to Q2 2002
■	higher earnings at BCE Emergis, in large part due to the restructuring and other charges in Q2 2002

DISCONTINUED OPERATIONS

(in $ millions)	Q2 2003	Q2 2002	YTD 2003	YTD 2002

Teleglobe
Operating losses	--	(31)	--	(76)
Loss on write-down	--	(73)	--	(73)
BCI
Loss on write-down	--	(191)	--	(191)
Aliant
Operating losses	(6)	(8)	(8)	(9)
Net gain on disposal	7	--	7	--

Total	1	(303)	(1)	(349)

     The financial results of Teleglobe Inc. (Teleglobe) were reclassified as a discontinued operation effective April 24, 2002. As a result, we recorded a loss of $73 million on the write-down of our interest in Teleglobe to its net realizable value, which we determined to be nil.
      The financial results of Bell Canada International Inc. (BCI) were reclassified as a discontinued operation effective January 1, 2002. Effective June 30, 2002, we stopped consolidating BCI’s financial results and started accounting for the investment at cost. We recorded a loss of $191 million on the write-down of our investment to its net realizable value at that time.
      At June 30, 2003, the assets of Aliant’s Emerging business segment, which include AMI Offshore Inc. (AMI Offshore), Prexar LLC (Prexar), and iMagicTV Inc. (iMagicTV), were either sold or being held for sale. Prexar is an Internet services provider. iMagicTV is a software development company, providing broadband TV software and solutions to service providers around the globe. AMI Offshore provides process and systems control technical services and contracts manufacturing solutions to offshore oil and gas and other industries.
      iMagicTV was sold in April 2003. Prexar was sold in May 2003. The sale of AMI Offshore is expected to be completed by the end of 2003.
      Accordingly, the results of these operations, which were previously presented in the Bell Canada Segment, have now been presented as discontinued operations.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of the financial condition and cash flows of BCE.

Capital Structure

(in $ millions)	Q2 2003	Q4 2002

Cash	(795)	(304)
Debt due within one year	1,597	2,021
Long-term debt	13,582	13,391
Retractable preferred shares	352	355

Total net debt	14,736	15,463
Non-controlling interest	3,630	3,584
Total shareholders` equity	13,199	12,615

Total capitalization	31,565	31,662

Net debt to total capitalization	46.7%	48.8%

     Our net debt to capitalization ratio improved to 46.7% as at Q2 2003 from 48.8% as at Q4 2002, principally from:
■	$569 million of free cash flow after payment of all dividends and capital expenditures in the first six months of 2003, including $312 million of tax refunds
■	$368 million of excess net earnings over the dividends declared on common and preferred shares in the first six months of 2003, resulting in an overall increase in our shareholders’ equity.

Summary of Cash Flows

The table below provides a summary of the flow of cash into and out of BCE for Q2 and YTD 2003 and 2002.

(in $ millions)	Q2 2003	Q2 2002	YTD 2003	YTD 2002

Cash from operating activities	1,413	1,211	2,600	1,858
Capital expenditures	(713)	(932)	(1,314)	(1,792)
Other investing activities	(45)	14	(82)	(13)
Preferred dividends and dividends paid
by subsidiaries to non-controlling interest	(69)	(127)	(124)	(205)

Free cash flow from operations,
before common dividends	586	166	1,080	(152)
Common dividends	(254)	(242)	(511)	(485)

Free cash flow from operations,
after common dividends	332	(76)	569	(637)
Business acquisitions	(7)	(14)	(70)	(29)
Business dispositions	-	306	-	432
Change in investments accounted for under
the cost and equity methods	-	1	7	(56)

Free cash flow after investments and divestitures	325	217	506	(290)
Net issuance of equity instruments	4	7	162	213
Net issuance (repayment) of debt instruments	(1,477)	241	(179)	1,271
Financing activities of subsidiaries with third parties	(2)	150	52	157
Cash provided by (used in)
discontinued operations	17	(527)	16	(934)
Other	(59)	10	(67)	4

Net increase (decrease) in cash
and cash equivalents	(1,192)	98	490	421

CASH FROM OPERATING ACTIVITIES
Cash from operating activities of $1,413 million in Q2 2003 improved by 16.7% or $202 million compared to the same period last year. $75 million of the increase relates to tax refunds generated from capital losses received in Q2 2003.
    Cash from operating activities of $2,600 million in the first six months of 2003 improved by 40% or $742 million compared to the same period last year. $600 million of the increase relates to tax refunds of $312 million received in the first six months of 2003 and $288 million of taxes paid on capital gains in the first six months of 2002.
    The remainder of the increase, for the quarter and on a year-to-date basis, can be attributed primarily to cash savings in the amount of taxes paid in 2003 from the application of non-capital tax loss carryforwards to our current earnings and from the tax loss consolidation savings strategies between BCE Inc., Bell Canada Holdings Inc. and Bell Canada.

CAPITAL EXPENDITURES
We continue to make investments to expand our networks, to meet customer demand and for replacement purposes.
    Having much of the significant capital expenditures relating to the build-out of our growth infrastructures behind us, we were able to reduce our capital expenditures by 23.5% in Q2 2003 compared to the same period last year (26.7% on a year-to-date basis). A portion of the decrease can be explained by our current year capital spending programs being more heavily weighted towards the second half of 2003. This reduction in capital spending lowered our capital intensity ratio to 14.4% in Q2 2003 from 18.7% in the same period last year, and to 13.4% on a year-to-date basis in 2003 from 18.3% in the same period last year.
    The Bell Canada Segment’s capital intensity ratio fell to 15.5% in Q2 2003 from 18.9% in the same period last year and to 14.1% on a year-to-date basis in 2003, from 18.5% in the same period last year. The Bell Canada Segment accounted for 93% of our capital expenditures in Q2 2003 (92% on a year-to-date basis).

BUSINESS ACQUISITIONS
There were no significant business acquisitions made in Q2 2003 or Q2 2002.
    Business acquisitions of $63 million were made in Q1 2003, consisting mainly of our proportionate share of the cash consideration for CGI’s acquisition of Cognicase. There were no significant business acquisitions made in Q1 2002.

BUSINESS DISPOSITIONS
There were no business dispositions during the first six months of 2003.
    Business dispositions of $306 million in Q2 2002 consisted mainly of the sale of a 37% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership to the Bell Nordiq Income Fund by Bell Canada. On a year-to-date basis, in 2002, divestitures of $432 million also included the sale of the 1000 de La Gauchetière West building.

CHANGE IN INVESTMENTS ACCOUNTED FOR UNDER THE COST AND EQUITY METHODS
There were no significant changes to investments accounted for under the cost and equity methods in the first six months of 2003.
    In the first six months of 2002, Bell Globemedia purchased a 40% interest in the TQS network and other television stations for $72 million, and sold its 12% interest in the History Channel for $18 million.

DIVIDENDS
We declared a common share dividend of $0.30 per share in Q2 2003, consistent with the same period in 2002. However, total dividends paid on common shares increased to $254 million in Q2 2003 when compared to $242 million in the same period last year ($511 million in the first six months of 2003 compared to $485 million in the same period last year). This was due to the increase in the average number of common shares outstanding, from 809 million in Q2 2002 to 919 million in Q2 2003 (from 809 million to 918 million on a year-to-date basis) resulting mainly from BCE Inc.‘s equity offerings in 2002.
    We also realized a cash benefit of approximately $21 million in Q2 2003 ($39 million on a year-to-date basis) from issuing treasury shares instead of purchasing them on the open market with respect to the funding of BCE Inc.‘s dividend reinvestment plan.
    Dividends paid on preferred shares of $14 million in Q2 2003 increased slightly compared to the same period last year. The net increase in preferred shares was partially offset by the savings we realized from the agreements we have in place that swap fixed dividend rates on some of our preferred shares with variable rates. Year-to-date dividends paid on preferred shares of $25 million were higher than the $18 million paid in the same period last year as a result of the net increase in preferred shares. Please see Equity instruments, for more information.
    In 2002, BCE Inc. repurchased SBC’s 20% interest in Bell Canada. Since then, Bell Canada Holdings Inc. (BCH) no longer pays a dividend to SBC, resulting in a $61 million decrease in dividends paid by subsidiaries to third parties in Q2 2003, when compared to the same period last year (decrease of $88 million on a year-to-date basis).

EQUITY INSTRUMENTS
In Q1 2003, we issued 20 million Series AC preferred shares for $510 million and redeemed 14 million Series U preferred shares for $357 million (including a $7 million premium on redemption).
    In Q1 2002, we issued 20 million Series AA preferred shares for $510 million and redeemed 12 million Series W preferred shares for $306 million (including a $6 million premium on redemption).
    We raised $4 million from the issuance of common shares in Q2 2003 compared to $7 million in Q2 2002, and $9 million on a year-to-date basis in 2003 compared to $9 million in the same period last year.

DEBT INSTRUMENTS
In Q2 2003, we repaid $1.5 billion of total debt from cash on hand that was raised from the sale of the directories business in November 2002 as well as the cash raised to date in 2003 from operating and financing activities. The $1.5 billion repayment consisted primarily of the entire $834 million balance of BCE Inc.‘s bank credit facility and $500 million of debentures at Bell Canada.
    We use a combination of long-term and short-term debt to finance our operations. Our short-term debt consists primarily of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and market rates on our short-term debt.
    The combined debt of BCE Inc. and Bell Canada make up 91% of our total debt portfolio. The average annual interest rate on our total debt generally ranges between 7.0% and 8.0%.
    The interest rates we pay are based on the quality of our credit ratings. The table below lists our credit ratings at July 29, 2003, all of which are investment grade. Investment grade ratings usually mean that we qualify for better than average interest rates when we borrow money.
    On May 13, 2003, Dominion Bond Rating Service (DBRS) removed the negative trend on BCE Inc.‘s long-term debt and preferred share credit ratings. On May 15, 2003, Moody’s removed the negative trend on Bell Canada and BCE Inc.‘s commercial paper and long-term debt credit ratings.

CREDIT RATINGS

BCE Inc.
	S&P	DBRS	Moody`s

Commercial paper	A-1 (mid)/stable	R-1 (low)/stable	P-2/stable
Extendable commercial notes	A-1 (mid)/stable	R-1 (low)/stable	--
Long-term debt	A-/stable	A/stable	Baa-1/stable
Preferred shares	P-2/stable	Pfd-2/stable	--
Bell Canada

	S&P	DBRS	Moody`s

Commercial paper	A-1 (mid)/stable	R-1 (mid)/stable	P-2/stable
Extendable commercial notes	A-1 (mid)/stable	R-1 (mid)/stable	--
Long-term debt	A/stable	A (high)/stable	A-3/stable
Preferred shares	P-2(high)/stable	Pfd-2 (high)/stable	--

ACCESS TO CAPITAL
For the remainder of 2003, cash will be primarily used for capital expenditures, dividend payments and the repayment of debt.
      Our plan is to generate sufficient cash from our operating activities to pay for capital expenditures and dividends. Also, the remaining debt maturing in 2003 is expected to be repaid from cash on hand and cash generated from our operations.
     Although we do not expect any cash shortfall in the short term, our lines of credit, bank facilities and commercial paper programs are available for contingency purposes.

OTHER ITEMS
Please see Notes 12 and 13 to the consolidated financial statements for a summary and description of:
■	contractual obligations
■	commercial commitments
■	guarantees
■	off-balance sheet arrangements
■	contingencies
■	financial instruments.

Recent Developments in Legal Proceedings

This section provides a description of recent material developments in certain of the legal proceedings involving BCE described in BCE Inc.‘s Annual Information Form for the year ended December 31, 2002 (BCE 2002 AIF).

Teleglobe Lending Syndicate Lawsuit
As indicated in the BCE 2002 AIF, on November 28 and 29, 2002, the Ontario Superior Court of Justice heard the motions previously filed by BCE Inc. (i) to stay or dismiss the action on the basis that it does not have jurisdiction and that Québec is the convenient forum for the adjudication of the Plaintiffs’ claims, and (ii) for a declaration that the Plaintiffs’ legal counsel is in a position of conflict of interest acting as counsel to the Plaintiffs and for an order removing the Plaintiffs’ legal counsel as the solicitors of record for the Plaintiffs in this lawsuit.
    On April 30, 2003, the Ontario Superior Court of Justice dismissed BCE Inc.‘s first motion on jurisdiction. BCE Inc. filed a Notice of Motion for Leave to Appeal on May 7, 2003, which was denied on July 15, 2003.
    The second motion was decided in favour of BCE Inc. on March 20, 2003 and the Court ordered the removal of the Plaintiffs’ legal counsel as the solicitors of record for the Plaintiffs. The Plaintiffs filed a Notice of Motion for Leave to Appeal this decision on March 28, 2003, which was granted on June 3, 2003. On June 12, 2003, BCE Inc. filed a notice of cross-appeal on certain of the reasons for the Court’s decision with respect to this second motion. In the meantime, new counsel has been appointed as counsel of record for the Plaintiffs.

Wage Practices Investigation
As indicated in the BCE 2002 AIF, on November 2, 2000, the Federal Court of Canada had allowed Bell Canada’s application for judicial review of the Canadian Human Rights Tribunal’s determination that it could proceed with an inquiry into the complaints filed by the Communications, Energy and Paperworkers union of Canada. The Court had found that the Tribunal lacked institutional independence and prohibited further proceedings in the matter. Hearings before the Tribunal into the merits of the case were suspended. The Canadian Human Rights Commission appealed this decision, which was overturned by the Federal Court of Appeal. On May 24, 2001, Bell Canada filed for leave to appeal the Federal Court of Appeal’s decision to the Supreme Court of Canada. Hearings before the Tribunal resumed in September 2001. The Supreme Court heard Bell Canada’s appeal in January 2003 and dismissed it on June 26, 2003. The decision did not address the merits of the case.

BCI Common Shareholders Lawsuit
As indicated in the BCE 2002 AIF, BCE Inc. and BCI contested the certification of this action as a class action. On May 9, 2003, the Ontario Superior Court of Justice dismissed the action and the motion for certification as a class action. On June 27, 2003, the plaintiff filed an amended statement of claim, again seeking to have the action certified as a class action. The amount claimed in the amended lawsuit remains $1 billion.
     While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. and BCI are of the view that they have strong defences against the amended lawsuit and intend to vigorously defend their position.

Forward-Looking Statements

A statement we make is forward looking when it uses what we know today to make a statement about the future.
     Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, seek, strive, target and will.
     This MD&A contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations and businesses.
     These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions.

    It is important to know that:
■	forward-looking statements describe our expectations on the day they are made. For this MD&A, it is July 29, 2003
■	our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize
■	forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions or other business combinations or transactions, nor do they include the effect of asset write-downs
■	we assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

    You will find a more detailed assessment of the risks that could cause our actual results to materially differ from our current expectations in the Risk Assessment section on the next page.

 Risk Assessment

The following section describes general risks that could affect the BCE group of companies and specific risks that could affect BCE Inc. and each of our segments.
     A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE companies. Part of managing our business is to understand what these potential risks could be and working to minimize them where we can.
     Because no one can predict whether any risk will happen or its consequences, the actual effect of any risk on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks of which we are currently unaware.

BCE Group of Companies

OUR DEPENDENCE ON THE BELL CANADA SEGMENT
 The Bell Canada Segment is our largest segment, which means our financial performance depends in large part on how well the Bell Canada Segment performs financially.
     For the three-month period ended June 30, 2003, the Bell Canada Segment accounted for 86% of our operating revenues, 92% of our EBITDA and 93% of our net earnings applicable to common shares on a consolidated basis. On a year-to-date basis, the Bell Canada Segment accounted for 86% of our operating revenues and 93% of our EBITDA and net earnings applicable to common shares on a consolidated basis.

ECONOMIC AND MARKET CONDITIONS
Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and retail and commercial activity, there tends to be a lower demand for our products and services.
     The slowdown and uncertainty in the global economy have reduced demand for our products and services, which negatively affected our financial performance and may continue to negatively affect it in the future. In particular, weak economic conditions have led to:

■	lower than expected growth in data revenue for the Bell Canada Segment, because of softer demand from business and wholesale customers
■	some reductions in the number of network access lines due to business failures, business contractions or competition
■	lower spending on IT services, resulting in lower non-recurring revenue from BCE Emergis.

    Weak economic conditions may also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables. In addition, the SARS outbreak in Toronto could adversely impact our ability to collect receivables and, consequently, our revenues.

IMPROVING PRODUCTIVITY AND REDUCING CAPITAL INTENSITY
We continue to implement several productivity initiatives while reducing our capital intensity.
     There could be a material and negative effect on our profitability if we do not continue to successfully implement productivity initiatives and reduce capital intensity while maintaining the quality of our service. There could also be a material and negative effect on our profitability if any volume declines in connection with the sale of our products and services due to market factors are not met with concurrent expense reductions.

INCREASING COMPETITION
We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications, media, satellite television and e-commerce companies but also with other businesses and industries, such as cable, software and Internet companies, and a variety of companies that offer network services, such as providers of business information systems and system integrators, as well as other companies that deal with, or have access to, customers through various communications networks. In addition, we face increasing cross-platform competition, including competition to our wireline business coming from wireless and cable companies, and expect this type of competition to intensify in the future, as new technologies will be developed.
     Cable companies and independent Internet service providers have increased competition in the Internet access services business. Competition has led to Internet access pricing in Canada that is amongst the lowest in the world.
     The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers with aggressive product and service introductions, pricing and marketing. We expect competition to intensify through the development of new technologies, products and services, and through consolidation in the industry.
     Many of our competitors have substantial financial, marketing, personnel and technological resources. We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. New competitors may also appear as new technologies, products and services are developed, and for other reasons.
     Competition could affect our pricing strategies, and lower our revenues and net income. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve customer service and be price-competitive. It forces us to keep reducing costs, managing expenses and increasing productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

ANTICIPATING TECHNOLOGICAL CHANGE
We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.
     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, introduce new and upgrade existing technologies, products and services.
     We may face additional financial risks as we develop new products, services and technologies and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.
     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that they will have a market. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

STRATEGIES AND PLANS
We plan to reach our business objectives by implementing different plans and strategies, the most significant of which are described in BCE Inc.‘s 2002 annual MD&A dated February 26, 2003 and 2003 first quarter MD&A dated April 29, 2003. If our plans and strategies are unsuccessful, this could have a material and negative effect on our growth prospects and results of operations.

FINANCING OUR OPERATIONS
We require substantial amounts of capital to finance capital expenditures to provide our services and to refinance our outstanding debt.
     We finance our ongoing capital needs in three ways:
■	from cash generated by our operations
■	by borrowing from commercial banks
■	through debt and equity offerings in the capital markets.

    Equity financings would dilute the holdings of existing equity investors. Significant additional debt financings could lower our credit ratings and increase our borrowing costs, giving us less flexibility to take advantage of business opportunities.
    Our ability to finance operations depends on our ability to access the capital markets and the syndicated commercial loan market.
The cost of funding depends largely on market conditions at the time capital is raised. In addition, participants in the syndicated commercial loan market have internal policies limiting their ability to extend credit to any single borrower or group of borrowers or to a particular industry. Less capital has been available in the capital markets in general and to the telecommunications industry in particular for several reasons including:

■	a loss of investor confidence in the capital markets in general and in the telecommunications industry in particular
■	accounting scandals relating to major North American companies.

     If we cannot raise the capital we need, we may have to:

■	limit our ongoing capital expenditures
■	limit our investment in new businesses
■	try to raise additional capital by selling assets or through monetizing transactions.

    Any of these possibilities could have a material and negative effect on our growth prospects for the long term.

LITIGATION, REGULATORY MATTERS AND CHANGES IN LAWS
Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in their interpretation, or the adoption of new laws or regulations, could also have a material and negative effect on our businesses, operating results and financial condition.
     On April 28, 2003, the Standing committee on Industry, Science and Technology tabled a report in the House of Commons recommending:

■	the removal of the existing minimum Canadian ownership and control requirements for telecommunications carriers and that this change also apply to broadcasting distribution undertakings
■	that a special parliamentary committee conduct a comprehensive review of the governance structure of the telecommunications and broadcasting sectors in Canada in light of technological convergence.

On June 11, 2003, the Standing Committee on Canadian Heritage tabled a report in the House of Commons, which contained several recommendations on a broad range of issues, including the maintenance of the existing foreign ownership limits in the Broadcasting Act.

Since the Government’s response to the above-mentioned reports has not yet been issued, we are not currently in a position to assess the impact, if any, the above-mentioned developments may have on us.

    The BCE 2002 AIF contains a detailed description of:

■	the principal legal proceedings involving us
■	certain regulatory initiatives and proceedings affecting the Bell Canada Segment.

    Please see Recent Developments in Legal Proceedings in this MD&A for a description of recent material developments in the principal legal proceedings involving us and described in the BCE 2002 AIF.

PENSION FUND CONTRIBUTIONS
As of our most recent actuarial valuation, most of our pension plans had pension fund surpluses. As a result, we have not had to make regular contributions to the pension funds in the past years. It also means that we have reported pension credits, which have had a positive effect on our net earnings.
     The recent decline in the capital markets, combined with historically low interest rates, however, have significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.
     If these conditions continue, the surpluses will be eroded, resulting in the requirement to commence making contributions to the pension funds. This could also result in a material and negative effect on our net earnings.

FUNDING SUBSIDIARIES
BCE Inc. is currently funding and may continue to fund the operating losses of certain of its subsidiaries in the future, but is not obligated to do so. If BCE Inc. decides to stop funding any of its subsidiaries and a subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition.
     If BCE Inc. stopped funding a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. While we believe that this type of claim would have no legal foundation, it could negatively affect the market price of BCE Inc.‘s securities. BCE Inc. would have to devote considerable management time and resources in responding to any claim.

ATTRACTING AND RETAINING SKILLED PEOPLE
Our success depends in large part on our ability to attract and retain highly skilled people. The loss of key people could materially hurt our businesses and operating results.

PROTECTING OUR NETWORKS
Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.

RENEGOTIATING LABOUR AGREEMENTS
Many of our employees are represented by unions and are covered by collective bargaining agreements.
     Several of our collective bargaining agreements expire in 2003 or have already expired. These agreements, which cover approximately 13,450 employees, are the following:
■	the collective agreements between Bell Canada and the Communications, Energy and Paperworkers union of Canada representing approximately 400 operator services employees and approximately 7,000 craft and services employees which expire at the end of November 2003
■	the collective agreements between Bell Canada and the Canadian Telecommunications Employees’ Association representing approximately 1,100 communications sales employees which expire on December 31, 2003
■	several collective agreements between certain other companies of the Bell Canada Segment (including Aliant and Connexim L.P.) and their respective employees, representing approximately 4,800 employees
■	several collective agreements between certain companies of the Bell Globemedia segment including CTV, and their respective employees, representing approximately 150 employees.

    Renegotiating collective agreements could result in higher labour costs or work disruptions. Difficulties in renegotiations or other labour unrest could hurt our businesses, operating results and financial condition.

BCE Inc.

HOLDING COMPANY STRUCTURE
BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies. BCE Inc.‘s cash flow and its ability to service its debt and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada.
    BCE Inc.‘s subsidiaries, joint ventures and significantly influenced companies are separate legal entities. They do not have to pay dividends or make any other distributions to BCE Inc. If any of these subsidiaries, joint ventures or significantly influenced companies are liquidated or reorganized, the rights of their creditors will rank ahead of any rights BCE Inc. has to receive assets.

STOCK MARKET VOLATILITY
In the past, the common shares of BCE Inc. have generally experienced price volatility when certain announcements concerning BCE have been made. Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts may also contribute to this volatility. All of these factors, as well as general economic and political conditions, could have a material and negative effect on the market price of BCE Inc.‘s common shares.

Bell Canada Segment

CHANGING WIRELINE REGULATION
The Bell Canada Segment’s business is affected by changes in policies resulting from decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

CRTC Price Cap decision
In May 2002, the CRTC introduced new Price Cap rules that reduce some rates that incumbent telephone companies charge competitors for services provided to them.
     The new rules create certain risks for the Bell Canada Segment. For example, the CRTC has established a deferral account but has not yet determined how the account will be used. There is a risk that the account could be used in a way that could have a negative financial effect on the Bell Canada Segment.

CRTC decision on incumbent affiliates
On December 12, 2002, the CRTC released its decision on incumbent affiliates, which makes several important changes to the regulatory regime for the Bell Canada Segment. The decision provided that contracts offered by Bell Canada or its carrier affiliates that bundle tariffed and non-tariffed products and services must receive CRTC approval. This means that:
■	all contracts that currently bundle products and services must be filed with the CRTC for regulatory approval
■	all new contracts must receive CRTC approval before implementation
■	carrier affiliates must now meet the same requirements as Bell Canada for tariff approval on products and services they offer in Bell Canada’s operating territory.

     While the decision increases the regulatory burden for the Bell Canada Segment at both the wholesale and retail levels in highly competitive markets, it is not currently possible to determine the financial effect of the decision or to separate it from the normal risk of loss of revenues resulting from competition.

LICENSES AND CHANGING WIRELESS REGULATION
Companies must have a spectrum license to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry issues spectrum licenses at his or her discretion under the Radiocommunication Act. Bell Mobility’s cellular and PCS licenses will expire on March 31, 2006. The PCS licenses that were awarded in an auction in 2001 will expire on November 29, 2011. Although we expect that licenses will be renewed when they expire, there is no assurance that this will happen. In addition, Industry Canada can revoke a company’s license at any time if the company does not comply with its terms.
      In December 2002, Industry Canada initiated a cellular and PCS licensing and fees consultation. Industry Canada has proposed a new cellular and PCS fee structure that, while implemented over several years, could significantly increase the Bell Canada Segment’s license fees if it is implemented as proposed.
      In October 2001, the Minister of Industry announced his intention to initiate a national review of Industry Canada’s procedures surrounding the approval and placement of wireless and radio towers throughout Canada. The review will include the role of municipal authorities in the approval process. There is a risk that if municipal involvement increases in the process for approval of new towers, it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of all of Canada’s wireless carriers, including the Bell Canada Segment.

INCREASED ACCIDENTS FROM USING CELL PHONES
Media reports have suggested that using handheld cell phones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cell phones while driving, as it did in Newfoundland and Labrador and several U.S. states. As a result, cell phone use in vehicles could decline, which would negatively affect the Bell Canada Segment and other wireless service providers.

HEALTH CONCERNS ABOUT RADIO FREQUENCY EMISSIONS
Media reports have suggested that some radio frequency emissions from cell phones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices.
      The findings of these kinds of studies could lead to government regulation, which could have a material and negative effect on the Bell Canada Segment’s business. Actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these would have a negative effect on the Bell Canada Segment and other wireless service providers.

BELL EXPRESSVU
Bell ExpressVu continues to face competition from unregulated U.S. DTH services that are illegally sold in Canada. In response, it has initiated or is participating in several legal actions that are challenging the sale of U.S. DTH equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.
      Bell ExpressVu currently uses two satellites for its DTH services, Nimiq 1 and Nimiq 2, which are operated by Telesat. Please see Risk Assessment – BCE Ventures – Telesat for a description of certain risks affecting satellites and, in particular, Nimiq 2.
      Satellites are subject to significant risks. Any loss, manufacturing defects, damage or destruction of the satellites used by Bell ExpressVu could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.
      Bell ExpressVu is subject to programming and carriage requirements under its CRTC license. Changes to the regulations that govern broadcasting or to its license could negatively affect Bell ExpressVu’s competitive position or its costs of providing services. Bell ExpressVu’s existing DTH Distribution Undertaking license was scheduled for renewal in August 2003. It has been given a further six month administrative renewal pending CRTC approval of its application for license renewal. Although we expect that this license will be renewed when it expires, there is no assurance that this will happen or that the terms of such renewal will remain identical.
      Finally, Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu may reduce these losses by taking numerous actions including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase Bell ExpressVu’s capital and operating expenses.

Bell Globemedia
DEPENDENCE ON ADVERTISING
Bell Globemedia’s revenue from its television and print businesses depends in large part on advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures. In addition, the amount companies spend on advertising is directly related to economic growth. An economic downturn therefore tends to make it more difficult for Bell Globemedia to maintain or increase revenues.

INCREASING FRAGMENTATION IN TELEVISION MARKETS
Television advertising revenue largely depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade because of the introduction of additional television services, the extended reach of existing signals and the launch of new digital broadcasting services in the fall of 2001.
      We expect fragmentation to continue as new web-based and other services increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach viewers with attractive programming.

REVENUES FROM DISTRIBUTING TELEVISION SERVICES
A significant portion of revenues generated by CTV’s specialty television operations comes from contractual arrangements with distributors, primarily cable and DTH operators. Many of these contracts have expired. There is no assurance that the contracts will be renewed on equally favourable terms.

NEW PRINT COMPETITORS
Print advertising revenue largely depends on circulation and readership. The launch of a competing national newspaper and several commuter papers in the Toronto area in the past few years has increased competition in the print sector. While some of the commuter papers have recently stopped operating, the increased competition has resulted in higher circulation and other costs, more competition in advertising rates and lower profit margins at The Globe and Mail.

BROADCAST LICENSES
Each of CTV’s conventional and specialty services operates under licenses issued by the CRTC for a fixed term of up to seven years. These licenses are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and the conditions of each licensing or renewal decision, all of which may change.
      There is no assurance that any of CTV’s licenses will be renewed. Any renewals, changes or amendments may have a material and negative effect on Bell Globemedia.

BCE Emergis
FLUCTUATIONS IN CURRENCY EXCHANGE RATES
BCE Emergis is affected by fluctuations in the currency exchange rates between the Canadian and U.S. dollars. The stronger Canadian dollar has had and could continue to have a material and negative effect on BCE Emergis' revenues and net earnings.

ADOPTION OF eBUSINESS
The success of BCE Emergis depends on widespread use of the Internet as well as other electronic networks as a way to conduct business. Because eBusiness and its related business activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of this market and its sustainable rate of growth. Businesses and customers have not adopted eBusiness and its inherent applications as quickly as originally expected.
      BCE Emergis must increase the number of transactions it processes to build recurring revenue. This increase will depend on the rate at which its solutions are adopted by its customers and distributors’ customers. It will also depend on BCE Emergis’ ability to build an effective sales force as well as stimulate its distributors’ sales and influence their marketing plans for its solutions.

CHANGES IN THE U.S. HEALTH CARE LANDSCAPE
The consolidation of health care service providers as well as changes in the U.S. health care landscape may have a material and negative effect on BCE Emergis’ business.

OPERATING RESULTS
BCE Emergis has announced plans to focus on key growth areas, drive core recurring revenue growth, streamline its service offerings and operating costs and add new services. BCE Emergis will also pursue a review of its various product lines and businesses to ensure they continue to meet its goals. If it fails to successfully carry out these plans, there could be a material and adverse effect on BCE Emergis’ results of operations.
      BCE Emergis has incurred losses in the past. Its revenue depends substantially on the amount of services which its customers purchase throughout the year. In addition, it has a number of major customers representing a significant portion of its revenue. If BCE Emergis loses a contract with a major client and cannot replace it or there is a significant decrease in the number of transactions BCE Emergis processes, it could have a material and adverse effect on it. Most of BCE Emergis’ contracts are for a term of three to five years, except those with its e-health (U.S.) operations which are generally renewable on an annual basis as is customary in that industry.
      The operating results of BCE Emergis have fluctuated in the past, mainly because of variability in non-recurring revenue, the effect of acquisitions and exited activities. BCE Emergis expects fluctuations to continue in the future. Significant fluctuations in BCE Emergis’ operating results may harm its business operations by making it difficult to implement its business plan and achieve its results.

SUCCESS OF U.S.-BASED OPERATIONS
To be successful in the United States involves significant management and financial resources. If BCE Emergis is unsuccessful, this could have a material and adverse effect on its business and operating results.

CONTROL BY BCE INC.
BCE Inc., which owns approximately 65% of the outstanding common shares of BCE Emergis, can, subject to applicable law, exercise significant control and influence over the affairs of BCE Emergis, including virtually all matters submitted to a shareholder vote.
      BCE Inc. has no obligation to remain the majority shareholder or to maintain its current level of ownership in BCE Emergis. The announcement of a decision by BCE Inc. to change the treatment of its investment in BCE Emergis, to sell all or a portion of its common shares of BCE Emergis, or any other decision to the same effect could materially and adversely affect BCE Emergis, its prospects and the market price of its common shares.

ACQUISITIONS
BCE Emergis’ growth strategy includes making strategic internally funded acquisitions. There is no assurance that it will find suitable companies to acquire or that it will have enough resources to complete any acquisition. There could be difficulties with integrating the operations of recently acquired companies with its existing operations. In addition, the current state of capital markets has created a more challenging environment in which to realize acquisitions.

STRATEGIC RELATIONSHIPS
BCE Emergis relies on strategic relationships to increase its customer base, including its relationships with Bell Canada, Visa and Freddie Mac. If these relationships fail, there could be a material and adverse effect on its business and operating results.

DEPENDENCE ON CONTRACTING MEDICAL SERVICE PROVIDERS
The growth of BCE Emergis’ eHealth Solutions Group, North America business unit depends on its ability to:
■	retain contracts with existing providers
■	attract new providers
■	retain or improve the discounts given by providers.

In addition, the results of BCE Emergis could be materially and adversely affected if:
■	it loses a significant number of contracts with providers that have a large number of customers, and is unable to replace them with contracts with other providers
■	contracts with its providers are renegotiated with reduced discounts.

EXPOSURE TO PROFESSIONAL LIABILITY
BCE Emergis uses medical treatment guidelines in its utilization review and case management services. That means it could be subject to claims relating to:
■	adverse medical consequences because services were denied
■	the cost of services that were denied
■	errors or omissions of health care professionals.

     These claims could have a material and adverse effect on the business and operating results of BCE Emergis.

DEFECTS IN SOFTWARE AND FAILURES IN THE PROCESSING OF TRANSACTIONS
Defects in BCE Emergis' owned or licensed software products, delays in delivery, as well as failures or mistakes in its processing of electronic transactions, could materially harm its business, including its customer relationships and operating results.

SECURITY AND PRIVACY BREACHES
If BCE Emergis is unable to protect the physical and electronic security and privacy of applications, databases and transactions, its business, including customer relationships, could be materially and adversely affected.

PROTECTION OF INTELLECTUAL PROPERTY
BCE Emergis depends on its ability to develop and maintain the proprietary aspects of its technology. It may not be able to enforce its rights or prevent other parties from developing similar technology, duplicating its intellectual property or designing around its intellectual property and this could materially harm its business.

INTEGRITY OF CRYPTOGRAPHY TECHNOLOGY
BCE Emergis’ security solutions depend on key public cryptography technology. Any major advance in ways to attack cryptographic systems could make some or all of its security solutions obsolete or unmarketable. This could reduce revenues from its security solutions and could materially harm its business and operating results.

BCE Ventures
TELESAT
On February 20, 2003, Telesat’s Nimiq 2 satellite experienced a malfunction affecting the available power on the satellite. An investigation by Lockheed Martin, the Nimiq 2 satellite manufacturer, has determined that the malfunction cannot be corrected. Nimiq 2 has been configured such that 26 of the 32 transponders on the satellite are being operated at this time. Operating under this configuration, Telesat expects the number of operational transponders to decrease over time to approximately 20 by the end of the satellite’s life which will occur in approximately 12 and a half years. Telesat has insurance in place to cover the loss on Nimiq 2 and has filed a claim for it. Although Telesat believes that such a claim will be approved, there is no assurance that it will be. If the claim is approved, there is no assurance of how much Telesat will receive in the settlement or when it will receive it.
      In August 2001, Boeing Satellite Systems, the manufacturer of the Anik F1 satellite, advised Telesat of a gradual decline in available power on the satellite. It recently indicated that power levels on the Anik F1 satellite will continue to degrade at the rates observed to date. Telesat believes that this will result in some core services on the satellite being affected in mid-2005.
      Telesat has a satellite under construction, Anik F1R, which will replace Anik F1 in a timeframe that will ensure continuity of service for its customers. Telesat has insurance in place to cover the power loss on Anik F1, and in December 2002 it filed a claim with its insurers. Although Telesat believes that the claim will be approved, there is no assurance that it will be. If the claim is approved, there is no assurance of how much Telesat will receive in the settlement or when it will receive it.
      Telesat also has another satellite under construction, Anik F2. There has been a delay in the delivery of Anik F2 by the satellite manufacturer. Telesat has made arrangements for the lease of an in-orbit satellite to cover the delay. Additional delay in the delivery of Anik F2 could potentially have an adverse effect on Telesat’s ability to provide service and could cause the refund of customer prepayments for service on the satellite.
      There is a risk that the satellites under construction, Anik F2 and Anik F1R, or other satellites built in the future, may not be launched successfully. Telesat already has part of the insurance coverage for Anik F2, but there is no assurance that it will be able to get launch coverage for the full value of the Anik F2 satellite, or of any other satellite proposed to be launched, at a favourable rate.
      Once Telesat’s satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission. Telesat has put a number of measures in place to protect itself against this risk. These include engineering satellites with on-board redundancies by including spare equipment on the satellite and buying in-orbit insurance. There is no assurance that Telesat will be able to renew its in-orbit insurance coverage in sufficient amount at favourable terms.

Our Accounting Policies

We have prepared our consolidated financial statements according to Canadian GAAP.
      This section discusses key estimates and assumptions that management has made under these principles and how they affect the amounts reported in the financial statements and notes.
      It also describes changes to accounting standards that affect how we account for and report certain items in our financial statements.
      Please see Note 1 to the consolidated financial statements for the year ended December 31, 2002 and Note 1 to the consolidated financial statements for the second quarter of 2003 for more information about the accounting principles we use to prepare our financial statements.

Key Estimates and Assumptions
Under Canadian GAAP, we are required to make estimates and assumptions when we account for and report assets, liabilities, revenue and expenses and disclose contingent assets and liabilities in our financial statements. We are also required to constantly evaluate the estimates and assumptions we use.
      We base our estimates and assumptions on past experience and other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.
      We consider the estimates and assumptions described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are inherently uncertain. Our senior management has discussed the development and selection of these key estimates and assumptions with the Audit Committee of the Board of Directors. The Audit Committee has reviewed the disclosures described in this section.

EMPLOYEE BENEFIT PLANS
We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for most of our employees.
      The amounts reported in the financial statements relating to pension, other retirement and post-employment benefits are determined using actuarial calculations that are based on several assumptions.
      We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, healthcare cost trend and expected average remaining years of service of employees.
      While we believe that these assumptions are appropriate, differences in actual results or changes in assumptions could affect employee benefit obligations and future credit or expense.
      We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.
      The two most significant assumptions used to calculate the net employee benefit plans credit or expense are:
■	the discount rate
■	the expected long-term rate of return on plan assets.

Discount rate
The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is usually based on the yield on long term high-quality corporate fixed income investments.
     We determine the appropriate discount rate at the end of every year. Our discount rate was 6.5% at December 31, 2002, unchanged from 2001. Changes in the discount rate do not have a significant effect on our earnings. They do, however, have a significant effect on the projected benefit obligation. A lower discount rate results in a higher obligation, which could at some level require us to make contributions to the plan.

Expected long-term rate of return
In 2002, we assumed an expected long-term rate of return on plan assets of 8.3%. The actual rate of return has been substantially more than 8.3% on average over the long term. In the past two years, however, it has been substantially less than 8.3%, resulting in a significant actuarial loss. We expect this actuarial loss to negatively impact pre-tax earnings by about $120 million in 2003.
      We have lowered our assumption to a rate of return of 7.5% for 2003, because we expect lower long-term rates of return in the financial markets. We expect this change to reduce pre-tax earnings by about $80 million in 2003.

ALLOWANCES FOR DOUBTFUL ACCOUNTS
We maintain allowances for losses that we expect will result from customers who do not make their required payments.
      We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.
      If economic conditions or specific industry trends become worse than we have anticipated, we will increase our allowances for doubtful accounts by recording an additional expense.

USEFUL LIFE OF LONG-LIVED ASSETS
The estimated useful life of long-lived assets is used to determine amortization expense.
      We estimate an asset’s useful life when we acquire the asset. We base our estimate on past experience with similar assets, taking into account expected technological or other changes.
      If technological changes happen more quickly or in a different way than we have anticipated, we might have to shorten the asset’s estimated useful life. This could result in:
■	a higher amortization expense in future periods
■	an impairment charge to reflect the write-down in value of the asset.

IMPAIRMENT
We assess the impairment of long-lived assets when events or changes in circumstances indicate that we may not be able to recover their carrying value. We usually measure impairment using a projected undiscounted cash flow method. If the asset’s carrying value is more than its recoverable value, we record the difference as an impairment charge.

We assess the impairment of goodwill and intangible assets with indefinite lives each year and when events or changes in circumstances indicate that they might be impaired. We usually measure impairment using a projected discounted cash flow method. If the asset’s carrying value is more than its fair value, we record the difference as an impairment charge.
     We believe that our estimates of future cash flows and fair value are reasonable. The assumptions we have used are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control. As a result, the amounts reported for these items could be different if we used different assumptions or if conditions change in the future.
      We cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values we have reported.

CONTINGENCIES
We become involved in various litigation and regulatory matters as a regular part of our business. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.
      We will accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on then available information.
      We estimate the amount of the loss by consulting with the outside legal counsel who is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.
      If the final resolution of a legal or regulatory matter results in a judgment against us or the payment of a large settlement by us, it could have a significant and adverse effect on our results of operations, cash flows and financial position in the period that the judgment or settlement occurs.

RESTRUCTURING AND OTHER CHARGES
We are required to develop formal plans for exiting businesses and activities as part of the restructuring initiatives we have been carrying out for the past several years.
      These plans require significant estimates of the salvage value of assets that are made redundant or obsolete. We are also required to report estimated expenses for severance and other employee costs, lease cancellation and other exit costs.
      Because exiting a business or activity is a complex process that can take several months to complete, it involves periodically reassessing estimates that were made when the original decision to exit the business or activity was made. In addition, we constantly evaluate whether the estimates of the remaining liabilities under our restructuring program are adequate.
      As a result, we may have to change previously reported estimates when the payments are made or the activities are completed. There may also be additional charges for new restructuring initiatives.

ALTERNATIVE ACCEPTABLE ACCOUNTING POLICIES
Generally accepted accounting principles permit, in certain circumstances, alternative acceptable accounting policies. Two areas where we have made a choice are (1) the accounting for customer acquisition costs in our wireless and satellite television businesses and (2) the accounting for stock-based compensation cost. Please see Changes to accounting standards, for more information.

Changes to Accounting Standards

Please see Note 1 to the consolidated financial statements for the second quarter of 2003, for a description of the changes to the accounting standards and how they affect our financial statements.

Consolidated Statements of Operations

For the period ended June 30	Three months		Six months
(in$ millions, except share amounts) (unaudited)	2003	2002(1)	2003	2002(1)

Operating revenues	4,946	4,974	9,836	9,816

Operating expenses	2,999	3,038	6,067	6,072
Amortization expense	797	808	1,572	1,578
Net benefit plans expense (credit)	43	(12)	85	(18)
Restructuring and other charges	--	413	--	413

Total operating expenses	3,839	4,247	7,724	8,045

Operating income	1,107	727	2,112	1,771
Other income (Note 4)	(8)	(246)	(58)	(248)
Interest expense (Note 5)	291	263	575	524

Earnings from continuing operations before income taxes and non-controlling interest	824	710	1,595	1,495
Income taxes	277	246	522	539
Non-controlling interest	70	141	121	277

Earnings from continuing operations	477	323	952	679
Discontinued operations (Note 6)	1	(303)	(1)	(349)

Net earnings	478	20	951	330
Dividends on preferred shares	(17)	(14)	(32)	(27)

Net earnings applicable to common shares	461	6	919	303

Net earnings per common share - basic (Note 7)
Continuing operations	0.50	0.38	1.00	0.80
Discontinued operations	--	(0.37)	--	(0.42)
Net earnings	0.50	0.01	1.00	0.38
Net earnings per common share - diluted (Note 7)
Continuing operations	0.50	0.38	1.00	0.80
Discontinued operations	--	(0.37)	--	(0.43)
Net earnings	0.50	0.01	1.00	0.37
Dividends per common share	0.30	0.30	0.60	0.60
Average number of common shares outstanding (millions)	919.3	808.7	918.2	808.6

Consolidated Statements of Deficit

For the period ended June 30	Three months		Six months
(in$ millions) (unaudited)	2003	2002(1)	2003	2002(1)

Balance at beginning of period, as previously reported	(6,258)	(7,419)	(6,149)	(7,468)
Adjustment for change in accounting policies (Note 1)	--	(222)	(286)	(218)

Balance at beginning of period, as restated	(6,258)	(7,641)	(6,435)	(7,686)
Net earnings	478	20	951	330
Dividends - Preferred shares	(17)	(14)	(32)	(27)
- Common shares	(276)	(242)	(551)	(485)

	(293)	(256)	(583)	(512)
Premium on redemption of preferred shares (Note 10)	--	--	(7)	(6)
Other	(6)	1	(5)	(2)

Balance at end of period	(6,079)	(7,876)	(6,079)	(7,876)

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.
Please read the notes starting on page 31. They are an important part of these consolidated financial statements

Consolidated Balance Sheets

	June 30	December 31
($ millions) (unaudited)	2003	2002(1)

ASSETS
Current assets
Cash and cash equivalents	795	304
Accounts receivable (net of allowance for doubtful accounts of
$224 million and $207 million for 2003 and 2002, respectively)	2,407	2,328
Other current assets	1,048	774
Current assets of discontinued operations	22	26

Total current assets	4,272	3,432
Capital assets	20,431	20,633
Other long-term assets	4,217	3,941
Indefinite-life intangible assets (Note 8)	912	900
Goodwill (Note 9)	10,144	10,118
Non-current assets of discontinued operations	53	82

Total assets	40,029	39,106

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,574	3,820
Debt due within one year	1,597	2,021
Current liabilities of discontinued operations	20	19

Total current liabilities	5,191	5,860
Long-term debt	13,582	13,391
Other long-term liabilities	4,425	3,652
Non-current liabilities of discontinued operations	2	4

Total liabilities	23,200	22,907

Non-controlling interest	3,630	3,584

Commitments and contingencies (Note 13)
SHAREHOLDERS’ EQUITY
Preferred shares (Note 10)	1,670	1,510

Common shareholders` equity
Common shares (Note 10)	16,643	16,520
Contributed surplus	1,026	1,010
Deficit	(6,079)	(6,435)
Currency translation adjustment	(61)	10

Total common shareholders` equity	11,529	11,105

Total shareholders` equity	13,199	12,615

Total liabilities and shareholders` equity	40,029	39,106

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.
Please read the notes starting on page 31. They are an important part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the period ended June 30	Three months		Six months
(in$ millions) (unaudited)	2003	2002(1)	2003	2002(1)

Cash flows from operating activities
Earnings from continuing operations	477	323	952	679
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense	797	808	1,572	1,578
Net benefit plans expense (credit)	43	(12)	85	(18)
Restructuring and other charges	--	405	--	405
Net gains on investments	--	(175)	--	(175)
Future income taxes	121	(117)	119	(122)
Non-controlling interest	70	141	121	277
Other items	(154)	(79)	(156)	(113)
Changes in non-cash working capital	59	(83)	(93)	(653)

	1,413	1,211	2,600	1,858

Cash flows from investing activities
Capital expenditures	(713)	(932)	(1,314)	(1,792)
Business acquisitions	(7)	(14)	(70)	(29)
Business dispositions	--	306	--	432
Decrease (increase) in investments accounted for under the cost and equity methods	--	1	7	(56)
Other items	(45)	14	(82)	(13)

	(765)	(625)	(1,459)	(1,458)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances	(56)	600	(169)	478
Issue of long-term debt	72	43	1,864	1,295
Repayment of long-term debt	(1,493)	(402)	(1,874)	(502)
Issue of common shares	4	7	9	9
Issue of preferred shares	--	--	510	510
Redemption of preferred shares	--	--	(357)	(306)
Issue of equity securities and convertible debentures
by subsidiaries to non-controlling interest	14	150	87	157
Redemption of preferred shares by subsidiaries	(16)	--	(35)	--
Dividends paid on common and preferred shares	(268)	(253)	(536)	(503)
Dividends paid by subsidiaries to non-controlling interest	(55)	(116)	(99)	(187)
Other items	(57)	10	(62)	4

	(1,855)	39	(662)	955

Effect of exchange rate changes on cash and cash equivalents	(2)	--	(5)	--

Cash provided by (used in) continuing operations	(1,209)	625	474	1,355
Cash provided by (used in) discontinued operations	17	(527)	16	(934)

Net increase (decrease) in cash and cash equivalents	(1,192)	98	490	421
Cash and cash equivalents at beginning of period	1,988	892	306	569

Cash and cash equivalents at end of period	796	990	796	990
Consists of:
Cash and cash equivalents of continuing operations	795	987	795	987
Cash and cash equivalents of discontinued operations	1	3	1	3

Total	796	990	796	990

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.
Please read the notes starting on page 31. They are an important part of these consolidated financial statements

Notes to Consolidated Financial Statements — BCE Inc.

The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002, as set out on pages 54 to 81 of BCE Inc.‘s 2002 Annual Report. Figures in these notes are unaudited.

1. SIGNIFICANT ACCOUNTING POLICIES
We have prepared the consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2002, except as noted below.
      We have reclassified some of the figures for previous periods in the consolidated financial statements to make them consistent with the presentation in the current period.
     We have restated financial information for 2002 to reflect:
■    the accounting treatment of Aliant Inc.'s (Aliant) investments in AMI Offshore Inc., Prexar LLC and iMagicTV Inc. as discontinued operations effective May 1, 2003
■    the adoption of the fair value-based method of accounting for employee stock options effective January 1, 2003
■     the change in the method of accounting for subscriber acquisition costs from a deferral and amortization method to an expense as incurred method effective January 1, 2003.

RECENT CHANGES TO ACCOUNTING STANDARDS

Stock-based compensation and other stock-based payments Effective January 1, 2002, we adopted the recommendations in section 3870 of the CICA Handbook, Stock-based compensation and other stock-based payments, on a prospective basis as permitted by the standard. This section sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require us to use a fair value-based method for:
■    all stock-based awards to non-employees
■    direct awards of stock and stock appreciation rights to employees
■     awards to employees that are settled in cash or other assets.

     The standards also encourage companies to use a fair value-based method for all other awards granted to employees.
     Awards that are settled in stock are recorded as equity. Awards that are required to be, or are usually, settled in cash are recorded as liabilities.
     Prior to January 1, 2003, we accounted for employee stock options by measuring the compensation cost of the options as the amount that the quoted market price of BCE Inc.‘s common shares on the date of the grant exceeds the exercise price an employee must pay to buy the common shares.
     Effective January 1, 2003, we changed our accounting to the fair value based method and started to account for employee stock options by measuring the compensation cost for options granted on or after January 1, 2002 using a Black-Scholes option pricing model.
     As a result of applying this change in accounting policy, we restated the comparative figures for 2002, and recorded a compensation expense of $4 million and $6 million for the three months and six months ended June 30, 2002, respectively. The effect as at January 1, 2003 was to increase the deficit by $27 million, decrease non-controlling interest by $3 million and increase contributed surplus by $30 million. Please see Note 11, Stock-based compensation plans, for the assumptions used under the fair value method.

Subscriber acquisition costs
Prior to 2003, we accounted for the costs of acquiring subscribers as follows:
■     we deferred and amortized the costs of acquiring Direct-to-Home (DTH) satellite television service subscribers into earnings over three years
■     we deferred and amortized the costs of acquiring wireless subscribers into earnings over the terms of the contracts. The terms are normally up to 24 months
■    we expensed all other subscriber acquisition costs as they were incurred.

    The costs we deferred and amortized consisted mainly of hardware subsidies, net of revenues from the sale of wireless handsets.
    Effective January 1, 2003, we changed our accounting method as permitted by Canadian GAAP, and began expensing all subscriber acquisition costs as they are incurred and began presenting the revenues generated from the sale of wireless handsets.
     As a result of applying this change in accounting policy, we restated the comparative figures for 2002. For the three months and six months ended June 30, 2002:
■    operating revenues increased by $51 million and $79 million, respectively
■    operating expenses increased by $56 million and $86 million, respectively
■     income taxes decreased by $2 million and $3 million, respectively
■     non-controlling interest decreased by $2 million and $1 million respectively.

The effect as at December 31, 2002 was to:
■     decrease other current assets by $133 million
■     decrease other long-term assets by $339 million
■     increase goodwill by $15 million
■     decrease future income tax liabilities by $189 million
■     decrease non-controlling interest by $9 million
■     increase deficit by $259 million.

Disposal of long-lived assets and discontinued operations
Effective May 1, 2003, we adopted the new recommendations in section 3475 of the CICA Handbook, Disposal of long-lived assets and discontinued operations. This section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in section 3061, Property, plant and equipment, and section 3475, Discontinued operations.
     The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs.
     It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.
     The adoption of this standard did not have an impact on our financial statements.

Disclosure of guarantees
Effective January 1, 2003, we adopted Accounting Guideline 14, Disclosure of guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. Please see Note 12, Contractual obligations, commercial commitments and contingencies, for more information.
     Although the disclosure requirements of this guideline have been mostly harmonized with similar guidance in the United States, unlike the U.S. standard, this guideline does not require the fair value recognition of guarantees on the balance sheet and does not extend to product warranties.
     The adoption of this guideline did not have an impact on our financial statements.

FUTURE CHANGES TO ACCOUNTING STANDARDS

Impairment of long-lived assets
The CICA recently issued a new section in the CICA Handbook, section 3063, Impairment of long-lived assets. It provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the write-down provisions in section 3061 of the CICA Handbook, Property, plant and equipment.

Notes to Consolidated Financial Statements - BCE Inc.

1. SIGNIFICANT ACCOUNTING POLICIES (continued)
      The new section requires us to recognize an impairment loss for a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is the amount by which the carrying value of the asset exceeds its fair value.
      This section comes into effect on January 1, 2004. We do not ex#pect that adopting this standard in 2004 will affect our consolidated financial statements.

Asset retirement obligations
      The CICA recently issued a new section in the CICA Handbook, section 3110, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.
      Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes in the underlying discounted cash flow value. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.
      This section comes into effect on January 1, 2004. We are currently evaluating the impact of this standard on our financial statements.

Hedging relationships
The CICA recently issued Accounting Guideline 13, Hedging relationships. The guideline establishes criteria for the application of hedge accounting in a hedging transaction:

■	the nature of the specific risk exposures being hedged in accordance with the risk management objective and strategy must be identified at the inception of the hedging relationship
■	application of hedge accounting to the hedging relationship must be designated at the inception of the hedging relationship
■	formal documentation must be in place at the inception of the hedging relationship identifying the risk management objective and strategy for establishing the relationship, the specific asset or liability being hedged, the risk that is being hedged, the intended term of the hedging relationship, the type of derivative used, the method for assessing effectiveness and the related accounting treatment
■	the derivative must be highly effective in offsetting either changes in the fair value or cash flows attributable to the risk being hedged, both at the inception and throughout the term of the hedging relationship.

      For hedging relationships that qualify for hedge accounting, we will continue applying the existing accounting treatment as described in Note 1 to the consolidated financial statements for the year ended December 31, 2002.
      For hedging relationships that no longer qualify for hedge accounting, we will stop applying the existing accounting treatment on January 1, 2004 and start recognizing the fair value of the derivative on the balance sheet from that time, with any changes in the fair value of that derivative being recognized immediately in net earnings.
      The guideline comes into effect on January 1, 2004. We are currently evaluating the impact of this guideline on our financial statements.

Consolidation of variable interest entities
The CICA recently issued Accounting Guideline 15, Consolidation of variable interest entities. The guideline provides clarification on the consolidation of those entities defined as “Variable Interest Entities,” when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities. The guideline is consistent, in all material respects, with the recently issued U.S. standard.
      The guideline comes into effect on January 1, 2004. We currently conduct certain transactions through special purpose entities, which are disclosed in Note 12, Contractual obligations, commercial commitments and contingencies, and are assessing the structure of these transactions against the criteria set out in the guideline.

2. SEGMENTED INFORMATION

We operate under four segments, the Bell Canada Segment, Bell Globemedia, BCE Emergis and BCE Ventures. Our segments are organized by products and services, and reflect how we classify our operations for planning and measuring performance.
      Effective January 1, 2003, the results of Bell Canada Holdings Inc. (BCH), Bell Canada’s holding company, are now classified under Corporate and other, whereas previously they were classified under the Bell Canada Segment.

For the period ended June 30		Three	months	Six	months
(in$ millions)		2003	2002(1)	2003	2002(1)

Operating revenues
Bell Canada Segment	External	4,253	4,360	8,470	8,601
Inter-	segment	43	42	73	84

		4,296	4,402	8,543	8,685
Bell Globemedia	External	348	315	674	617
Inter-	segment	9	11	18	21

		357	326	692	638
BCE Emergis	External	98	104	198	197
Inter-	segment	26	38	50	77

		124	142	248	274
BCE Ventures	External	246	193	492	397
Inter-	segment	63	68	125	127

		309	261	617	524
Corporate and other	External	1	2	2	4
Inter-	segment	5	7	9	11

		6	9	11	15

Less: Inter-segment eliminations		(146)	(166)	(275)	(320)

Total operating revenues		4,946	4,974	9,836	9,816

Net earnings applicable to common shares
Bell Canada Segment		419	361	848	676
Bell Globemedia		15	11	13	12
BCE Emergis		6	(62)	12	(77)
BCE Ventures		38	59	77	83
Corporate and other, including
inter-segment eliminations		(1)	(46)	2	(15)

Total earnings from continuing operations		477	323	952	679
Discontinued operations		1	(303)	(1)	(349)
Dividends on preferred shares		(17)	(14)	(32)	(27)

Total net earnings applicable to common shares		461	6	919	303

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS

CGI Group Inc. (CGI)‘s acquisition of Cognicase Inc. (Cognicase)
During the first quarter of 2003, CGI acquired 100% of the outstanding common shares of Cognicase. As a result of the acquisition, BCE Inc.‘s equity ownership interest in CGI was reduced from 31.5% to 29.9%, and a dilution gain of $5 million was recognized. Cognicase provides solutions including the implementation of e-business solutions, ASP services, reengineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services. The acquisition has been accounted for using the purchase method of accounting. The consolidated statements of operations include the results of Cognicase from the date of acquisition.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS (continued)
The table below shows the preliminary purchase price allocation which is based on estimates. The final purchase price allocation is expected to be completed within 12 months from the acquisition date.

(in $ millions)	CGI	BCE`s proportionate share

Non-cash working capital items	(103)	(31)
Capital assets	39	12
Contract costs and other long-term assets	149	45
Future income taxes	(20)	(6)
Goodwill (1)	300	89
Long-term debt	(41)	(12)

	324	97
Cash position at acquisition	23	7

Net assets acquired	347	104

Consideration
Cash	180
Acquisition costs	7
Balance of purchase price	18
Issuance of 19,850,245 CGI Class A subordinate shares (2)	142

	347

(1) The goodwill is not deductible for tax purposes.
(2) The value of the CGI shares issued as consideration was determined using the weighted average closing share price on the Toronto Stock Exchange for the period of ten days before the terms of the business combination were agreed to and announced.

4. OTHER INCOME

For the period ended June 30	Three	months	Six	months
(in $ millions)	2003	2002	2003	2002

Net gains on investments	--	(180)	--	(180)
Foreign currency gains	(3)	(55)	(36)	(55)
Other	(5)	(11)	(22)	(13)

Other income	(8)	(246)	(58)	(248)

5. INTEREST EXPENSE

For the period ended June 30	Three	months	Six	months
(in $ millions)	2003	2002	2003	2002

Interest expense on long-term debt	282	249	554	494
interest expense on other debt	9	14	21	30

Total interest expense	291	263	575	524

6. DISCONTINUED OPERATIONS

For the period ended June 30	Three	months	Six	months
(in $ millions)	2003	2002	2003	2002

Teleglobe (a)	--	(104)	--	(149)
BCI (a)	--	(191)	--	(191)
Aliant (b)	1	(8)	(1)	(9)

Net loss from discontinued operations	1	(303)	(1)	(349)

(a) The financial results of Teleglobe and BCI were reclassified as discontinued operations effective April 24, 2002 and January 1, 2002, respectively.
(b) At June 30, 2003, the assets of Aliant’s Emerging business segment, which include AMI Offshore Inc. (AMI Offshore), Prexar LLC (Prexar), and iMagicTV Inc. (iMagicTV), were either sold or being held for sale. Prexar is an Internet services provider. iMagicTV is a software development company, providing broadband TV software and solutions to service providers around the globe. AMI Offshore provides process and systems control technical services and contracts manufacturing solutions to offshore oil and gas and other industries.
    iMagicTV was sold in April 2003. Prexar was sold in May 2003. The sale of AMI Offshore is expected to be completed by the end of 2003.
   Accordingly, the results of these operations, which were previously presented in the Bell Canada Segment, have now been presented as discontinued operations.

The table below provides a summarized statement of operations for the discontinued operations.

For the period ended June 30	Three	months	Six	months
(in $ millions)	2003	2002	2003	2002

Revenue	11	287	23	718

Operating loss from discontinued operations, before tax	(9)	(66)	(14)	(144)
Gain (loss) on discontinued operations, before tax	11	(282)	11	(282)
Income tax recovery on operating loss	4	24	4	45
Income tax recovery (expense) on loss (gain)	(3)	18	(3)	18
Non-controlling interest	(2)	3	1	14

Net gain (loss) from discontinued operations	1	(303)	(1)	(349)

7. EARNINGS PER SHARE DISCLOSURES

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations for earnings from continuing operations:

Three	months	Six	months
For the period ended June 30	2003	2002(1)	2003	2002	(1)

Earnings from continuing operations (numerator) (in $ millions)
Earnings from continuing operations	477	323	952	679
Dividends on preferred shares	(17)	(14)	(32)	(27)

Earnings from continuing operations - basic	460	309	920	652
Assumed exercise of put options by CGI shareholders	3	3	7	6

Earnings from continuing operations - diluted	463	312	927	658

Weighted average number of common shares outstanding (denominator) (in millions)
Weighted average number of common shares outstanding - basic	919.3	808.7	918.2	808.6
Assumed exercise of stock options (2)	1.7	1.8	1.7	2.1
Assumed exercise of put options by CGI shareholders	9.1	13.0	9.1	13.0

Weighted average number of common shares outstanding - diluted	930.1	823.5	929.0	823.7

(1) Refer to Note 1, Significant accounting policies, for changes in accounting policies.
(2) The calculation of the assumed exercise of stock options excludes all options with an exercise price that is greater than the average market value of a BCE Inc. common share for each of the periods presented in the table above as their effect would have been anti-dilutive and includes the impact of the average unrecognized future compensation cost of these options. The number of options that were excluded amounts to 23,048,408 and 23,236,436 for the three months and six months ended June 30, 2003, and 26,817,872 and 23,452,093 for the three months and six months ended June 30, 2002.

8. INDEFINITE-LIFE INTANGIBLE ASSETS

(in $ millions)	2003

Intangible assets, January 1	900
Capitalized interest on spectrum licences
($8 million for the six months ended June 30, 2002)	12

Intangible assets, June 30	912

Consisting of:
Spectrum licences	766
Television licences	128
Cable licences	18

Total	912

Notes to Consolidated Financial Statements - BCE Inc.

9. GOODWILL

(in $ millions)	2003

Goodwill, January 1	10,118
Goodwill acquired during the period	85
Foreign exchange on goodwill of self-sustaining foreign operations	(59)

Goodwill, June 30	10,144

10. SHARE CAPITAL

(i) Preferred shares
On February 28, 2003, BCE Inc. issued 20 million Series AC preferred shares for total proceeds of $510 million. 6 million of the 20 million Series AC preferred shares were issued under a public offering for a subscription price of $153 million. The remaining 14 million Series AC preferred shares were issued to the holders of BCE Inc.‘s 14 million Series U preferred shares. BCE Inc. elected to exercise its option to buy all of the Series U preferred shares for $357 million (including a $7 million premium on redemption). The holders of the Series U preferred shares then used the proceeds from the sale of their shares to buy the 14 million Series AC preferred shares for the subscription price of $357 million.

(ii) Common shares and Class B shares
The table below provides details about the outstanding common shares of BCE Inc. No Class B Shares were outstanding at June 30, 2003.

	Number of shares	Stated capital (in $ millions)

Outstanding, January 1, 2003	915,867,928	16,520
Shares issued (under employee stock option,
employee savings and dividend reinvestmentplans)	4,412,784	123

Outstanding, June 30, 2003	920,280,712	16,643

11. STOCK-BASED COMPENSATION PLANS

BCE Inc. stock options
The table below provides a summary of the status of BCE Inc.‘s stock option programs.

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2003	20,470,700	$33
Granted	5,518,051	$28
Exercised	(200,762)	$14
Expired/forfeited	(745,654)	$33

Outstanding, June 30, 2003	25,042,335	$32

Exercisable, June 30, 2003	9,614,353	$34

Teleglobe stock options
Since we acquired a controlling interest in Teleglobe in November 2000, holders of Teleglobe stock options have been allowed to exercise their options under their original terms, except that when they exercise their options, they will receive 0.91 of one BCE Inc. common share for every Teleglobe stock option they hold.

11. STOCK-BASED COMPENSATION PLANS (continued)

The table below provides a summary of the status of Teleglobe’s stock option programs, which are incremental to BCE Inc.‘s stock option programs.

	Number of BCE Inc. shares	Weighted average exercise price

Outstanding, January 1, 2003	4,266,723	$37
Exercised	(104,987)	$20
Expired/forfeited	(2,375,178)	$36

Outstanding, June 30, 2003	1,786,558	$28

Exercisable, June 30, 2003	1,786,558	$28

Assumptions used in stock option pricing model
The table below shows the assumptions used in determining stock-based compensation expense under the Black-Scholes option pricing model.

Three months	Six months
For the period ended June 30	2003	2002	2003	2002

Compensation cost (in$ millions)	6	4	14	6
Dividend yield	3.7%	3.6%	3.6%	3.2%
Expected volatility	30%	30%	30%	30%
Risk-free interest rate	3.5%	5.2%	4.1%	4.7%
Expected life (years)	4.5	4.5	4.5	4.5
Number of stock options granted	167,000	108,000	5,518,05	6,827,134
Weighted average fair value option granted ($)	6	8	6	8

12. FINANCIAL INSTRUMENTS

We periodically use derivative instruments to manage our exposure to interest rate, foreign currency and BCE Inc. share price movements. We do not use derivative instruments to speculate. Because we do not actively trade in derivative instruments, we are not exposed to any significant liquidity risks relating to such investments.

The following derivative instruments were outstanding at June 30, 2003:

■	dividend rate swaps that, in effect, convert the fixed-rate dividends on some of our preferred shares to floating-rate dividends. We pay less when the floating rates are below the fixed rates, which has been the case in recent years
■	cross-currency swaps and forward contracts used to hedge foreign currency risk on a portion of our long-term debt
■	forward contracts on BCE Inc. common shares to hedge the fair value exposure related to stock compensation payments.

      In April 2003 we entered into a forward contract to hedge US $200 million of long-term debt at Bell Canada that had not been previously hedged, thereby removing the foreign currency exposure risk on the principal portion of that debt.
      At June 30, 2003, the carrying value of these derivative instruments was a net liability of $99 million. Their fair value amounted to a net liability of $27 million.
      Please see Note 1 to the consolidated financial statements for the year ended December 31, 2002 for a description of the significant accounting policies relating to financial instruments.

13. CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES

Contractual obligations
The table below provides a summary of our contractual obligations at June 30, 2003 and for the full years ended thereafter.

(in $ millions)	2003	2004	2005	2006	2007	Thereafter	Total

Long-term debt
(excluding capital leases)	681	1,599	1,284	1,250	1,990	7,749	14,553
Capital leases (a)	66	111	65	47	32	151	472
Notes payable and bank advances	154	--	--	--	--	--	154
Operating leases	273	400	361	306	280	1,678	3,298
Purchase obligations	517	417	240	227	200	408	2,009
Other contractual obligations	266	136	101	34	33	11	581

Total	1,957	2,663	2,051	1,864	2,535	9,997	21,067

(a) The imputed interest to be paid in connection with the capital leases amounts to $73million.

Commercial commitments

At June 30, 2003 (in$ millions)	Committed	Non-Committed	Total

Commercial paper credit lines	1,501	2,000	3,501
Other credit facilities	1,359	435	1,794

Total	2,860	2,435	5,295

Drawn	1,084	90	1,174

Undrawn	1,776	2,345	4,121

    BCE Inc., Bell Canada and Aliant may issue notes under their commercial paper programs in an amount that cannot exceed the amount of supporting committed lines of credit. As at June 30, 2003, the aggregate amount of such supporting committed lines of credit was $1.5 billion.
     In addition, BCE Inc. and Bell Canada can, under their commercial paper programs, issue Class E Notes which may be extended in certain circumstances and are not supported by committed lines of credit. The maximum principal amount of Class E Notes that BCE Inc. may issue is $360 million and that Bell Canada may issue is $400 million. At June 30, 2003, Bell Canada and BCE Inc. had no Class E Notes outstanding.
     Included in the drawn portion of our commercial commitments are issued letters of credit of $263 million under our committed facilities and $83 million under our non-committed facilities.
     At June 30, 2003, BCE Inc., Bell Canada and Aliant had no amounts outstanding under their commercial paper programs.

Canadian Radio-Television and Telecommunications Commission (CRTC) Price Cap decision
The Price Cap decision of May 2002 made a number of changes to the rules governing local service in Canada’s telecommunications industry for the next four years. One of the changes is a new mechanism, called the deferral account, which will be used to fund initiatives such as service improvement or reduced rates and/or rebates. We estimate our commitment relating to this decision to be $104 million at June 30, 2003.

Guarantees
In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, the sale of services, securitization agreements and operating leases.
     These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events including breaches of representations and warranties, intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, we may from time to time agree to compensate the purchaser for certain costs that may result from certain future events such as the failure of the disposed business to reach certain operational thresholds (earn-out guarantees), the resolution of contingent liabilities of the disposed businesses or the reassessment of prior tax filings of the corporations carrying on the business.
     Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount, although certain agreements do contain a specified maximum potential exposure representing a cumulative amount of approximately $4.3 billion. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have not made any significant payments under such indemnifications. As at June 30, 2003, an aggregate amount of $42 million has been accrued in the consolidated balance sheet with respect to these indemnification undertakings, relating mainly to environmental liabilities.

Off-balance sheet arrangements

SALE OF ACCOUNTS RECEIVABLE
Bell Canada sold accounts receivable to a securitization trust for a total of $900 million in cash, under an agreement that came into effect on December 12, 2001 and expires on December 12, 2006. Bell Canada carried a retained interest in the transferred accounts receivable of $124 million at June 30, 2003, which equalled the amount of overcollateralization in the receivables transferred.
     Aliant sold accounts receivable to a securitization trust for a total of $130 million in cash, under an agreement that came into effect on December 13, 2001 and expires on December 13, 2006. Aliant carried a retained interest in the transferred accounts receivable of $29 million at June 30, 2003.

Notes to Consolidated Financial Statements - BCE Inc.

13. CONTRACTUAL OBLIGATIONS, COMMERCIAL COMMITMENTS AND CONTINGENCIES (continued)

    Bell Canada and Aliant continue to service the accounts receivable. The buyers’ interest in collections of these accounts receivable ranks ahead of the interest of Bell Canada and Aliant. Bell Canada and Aliant remain exposed to certain risks of default on the amount of receivables under securitization and have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers fail to pay amounts owed on time.

SHARED SERVICES AGREEMENT
Effective June 22, 2001, Bell Canada entered into a 10-year service contract with a special purpose entity. This contract will allow Bell Canada to reduce systems and administrative costs over time by streamlining and enhancing its systems and processes. Bell Canada is committed to paying approximately $150 million in service fees over the first three years of the agreement.
     In 2004, Bell Canada may:
■	exercise an option to buy the special purpose entity at fair market value, or
■	maintain the service contract for the remaining seven years and commit to paying at least $420 million in service fees to the special purpose entity during such remaining years.

     As at June 30, 2003, the special purpose entity had $102 million of total assets, of which $88 million are capital assets, and $123 million of total liabilities, of which $118 million is long-term debt.

SALE LEASEBACK TRANSACTIONS
In our long-term debt balance at June 30, 2003, we had capital lease obligations of $73 million net of loans receivable of $313 million. These obligations were from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunication equipment for total proceeds of $399 million. Some of the proceeds were invested in interest-bearing loans receivable.

Contingencies

AGREEMENT WITH MANITOBA TELECOM SERVICES INC. (MTS)
The agreement between Bell Canada and MTS to create Bell West Inc. (Bell West) includes put and call options relating to MTS’ 40% ownership of Bell West.
     Under the terms of the put option, MTS can require Bell Canada to buy its interest in Bell West:
■	in February 2004 at a guaranteed floor value of $458 million plus ongoing incremental funding invested by MTS. The put price includes an 8% return on the incremental funding. The guaranteed floor value was $591 million at June 30, 2003
■	in January 2007 at fair market value less 12.5%
■	at fair market value less 12.5%, under certain circumstances.

    If MTS does not exercise its put option, Bell Canada can exercise its call option. Under the terms of the call option, Bell Canada has the option to buy MTS’ interest:
■	in March 2004 at the greater of the guaranteed floor value described above and fair market value
■	in February 2007 at fair market value
■	at fair market value if there is change of control of MTS to a party other than Bell Canada or its affiliates.

    Bell Canada has not received any formal notice from MTS that it plans to exercise the put option.

AGREEMENT WITH CGI
We entered into an agreement on July 1, 1998 with CGI’s three majority individual shareholders. The agreement included put and call options, and rights of first refusal, on the CGI shares held by these shareholders. In connection with new agreements entered into between these CGI and BCE, this agreement was terminated effective July 24, 2003. Refer to Note 15, Subsequent Events, for more details on these new agreements.

LITIGATION
Teleglobe lending syndicate lawsuit
On July 12, 2002, some members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation lending syndicate (the plaintiffs) filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice.
    The claim makes several allegations, including that BCE Inc. and its management, in effect, made a legal commitment to repay the advances the plaintiffs made as members of the lending syndicate, and that the court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.
     The plaintiffs claim damages of US$1.19 billion, plus interest and costs, which they allege is equal to the amount they advanced. This represents approximately 95.2% of the total US$1.25 billion that the lending syndicate advanced.
     While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences, and it intends to vigorously defend its position.

Kroll Restructuring lawsuit
     In February 2003, a lawsuit was filed in the Ontario Superior Court of Justice by Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe, against five former directors of Teleglobe. This lawsuit was filed in connection with Teleglobe’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.
     The plaintiff is seeking a declaration that such redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe all amounts paid or distributed on such redemption and retraction, being an aggregate of approximately $661 million, plus interest.
     While BCE Inc. is not a defendant in this lawsuit, Teleglobe was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former Teleglobe directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.
     While we cannot predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that the defendants have strong defences and that the claims of the plaintiffs will be vigorously defended against.

Other litigation
We become involved in various other claims and litigation as a regular part of our business. While no one can predict the final outcome of claims and litigation that were pending at June 30, 2003, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

14. SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASH FLOWS

For the period ended June 30	Three months	Six months

(in $ millions)	2003	2002	2003	2002

Interest paid on long-term debt	417	356	605	539
Income taxes paid (received)	78	325	(256)	798

15. SUBSEQUENT EVENTS

Sale of Certen Inc. (Certen)
On July 2, 2003, Bell Canada sold its ownership interest in Certen to a subsidiary of Amdocs Limited (Amdocs) for $89 million and concurrently extended by three years its arrangement with Certen and Amdocs relating to billing operations outsourcing and customer care and billing solutions development. Under the terms of the new arrangement, Bell Canada will assume responsibility for the future evolution of its billing systems in areas such as business analysis and requirements definition, architecture and project management. We will record an intangible asset (estimated at $500 million) representing the value of the right to use and modify the intellectual property in perpetuity, which will be amortized over the remaining life of the 7-year contract. Amdocs and Certen will assume a more operational role, and will continue to implement Bell Canada’s current billing modernization programs as well as handle day to day billing functions such as invoice production and distribution. We will record a liability (estimated at $400 million) representing the future payments that will be made to Certen over the remaining life of the 7-year contract for the development of the billing system. The transaction will not result in any significant gain or loss for Bell Canada.

New Agreement between BCE and CGI, and Renewed Agreements between Bell Canada and CGI
On July 24, 2003, BCE and CGI signed a new agreement with respect to BCE’s ownership in CGI, and the existing shareholders’ agreement entered into on July 1, 1998 was terminated. Consequently, the put rights of CGI’s three majority individual shareholders and BCE’s call rights with regard to the CGI shares held by these majority shareholders, have been cancelled. BCE converted all of its 7,027,606 CGI Class B multiple voting shares into CGI Class A single voting shares on a one-for-one basis. Therefore, as of the date hereof, BCE owns a total of 120,028,400 CGI Class A shares, which represents 29.87% of the outstanding CGI equity (outstanding Class A shares and Class B shares). BCE has undertaken that, on January 5, 2004, its interest in CGI’s outstanding equity will be below 30%. As a result, the automatic conversion of all CGI Class B shares into Class A shares (which was to occur on January 5, 2004 under the terms of CGI's articles of incorporation on the condition that on such date, BCE's direct and indirect equity ownership in CGI were to be 30% or more) will not occur. Under the new agreement, BCE has been provided customary shareholder’s agreement rights. These include pre-emptive rights with respect to CGI’s equity shares, right of representation on CGI’s Board of Directors, and certain veto rights. In addition, under the new agreement, there are no restrictions on any future sale by BCE of its shares in CGI. BCE Inc. will continue to proportionately consolidate CGI’s results.
    Concurrently with the entering into of this new agreement between BCE Inc. and CGI, Bell Canada entered into certain agreements with CGI. These include certain amendments to the IS/IT outsourcing agreement between Bell Canada and CGI, and an extension of the term of such agreement to June 30, 2012. Bell Mobility also entered into an amendment to its existing IS/IT outsourcing agreement with CGI, which also includes an extension of the term to June 30, 2012. In addition, Bell Canada entered into a renewed and expanded commercial alliance agreement with CGI which designates Bell Canada as CGI’s preferred telecom services provider, and a new network management agreement under which CGI will outsource to Bell Canada the management of the telecommunications network used by CGI to provide services to its customers. Both the alliance agreement and the network management agreement extend to June 30, 2012.

BCE Inc. 1000, rue de La Gauchetière Ouest Bureau 3700 Montréal (Québec) H3B 4Y7 www.bce.ca Communications e-mail: bcecomms@bce.ca tel: 1 888 932-6666 fax: (514) 870 4385	This document has been filed by BCE Inc. with Canadian securities commissions and the U.S. Securities and Exchange Commission. It can also be found on BCE Inc.'s Web site at www.bce.ca or is available upon request from:

Investor Relations
e-mail: investor.relations@bce.ca
tel: 1 800 339-6353
fax: (514) 786-3970	For further information concerning the Dividend Reinvestment and Stock Purchase Plan (DRP), direct deposit of dividend payments, the elimination of multiple mailings or the receipt of quarterly reports, please contact:

Computershare Trust
Company of Canada
100 University Avenue, 9th Floor,
Toronto, Ontario M5J 2Y1
tel: (514) 982-7555
or 1 800 561-0934
fax: (416) 263-9394
or 1 888 453-0330
e-mail: bce@computershare.com

Second Quarter 2003 Supplementary Financial Information

For further information,
please contact:

BCE Investor Relations

Sophie Argiriou
(514) 786-8145
sophie.argiriou@bell.ca

George Walker
(514) 870-2488
george.walker@bell.ca

BCE Inc. Supplementary Financial Information - Second Quarter 2003 Page 1

BCE Consolidated
Consolidated Operational Data

($ millions, except per share amounts)	Q2 2003	Q2 2002	$ change	% change		June YTD 2003	June YTD 2002	$ change	% Change

Operating revenues	4,946	4,974	(28)	(0.6%)		9,836	9,816	20	0.2%
Operating expenses	(2,999)	(3,038)	39	1.3%		(6,067)	(6,072)	5	0.1%

EBITDA (a)	1,947	1,936	11	0.6%		3,769	3,744	25	0.7%
Amortization expense	(797)	(808)	11	1.4%		(1,572)	(1,578)	6	0.4%
Net benefit plans (expense) credit	(43)	12	(55)	n.m.		(85)	18	(103)	n.m.
Restructuring and other charges	--	(413)	413	100.0%		--	(413)	413	100.0%

Operating income	1,107	727	380	52.3%		2,112	1,771	341	19.3%
Other income	8	246	(238)	(96.7%)		58	248	(190)	(76.6%)
Interest expense	(291)	(263)	(28)	(10.6%)		(575)	(524)	(51)	(9.7%)

Earnings from continuing operations before
income taxes and non-controlling interest	824	710	114	16.1%		1,595	1,495	100	6.7%
Income taxes	(277)	(246)	(31)	(12.6%)		(522)	(539)	17	3.2%
Non-controlling interest	(70)	(141)	71	50.4%		(121)	(277)	156	56.3%

Earnings from continuing operations	477	323	154	47.7%		952	679	273	40.2%
Discontinued operations	1	(303)	304	n.m.		(1)	(349)	348	99.7%

Net earnings	478	20	458	n.m.		951	330	621	n.m.
Dividends on preferred shares	(17)	(14)	(3)	(21.4%)		(32)	(27)	(5)	(18.5%)

Net earnings applicable to common shares	461	6	455	n.m.		919	303	616	n.m.

Net earnings per common share - basic
Continuing operations	$0.50	$0.38	$0.12	31.6%		$1.00	$0.80	$0.20	25.0%
Discontinued operations	$--	$(0.37)	$0.37	100.0%		$--	$(0.42)	$0.42	100.0%
Net earnings	$0.50	$0.01	$0.49	n.m.		$1.00	$0.38	$0.62	n.m.
Net earnings per common share - diluted
Continuing operations	$0.50	$0.38	$0.12	31.6%		$1.00	$0.80	$0.20	25.0%
Discontinued operations	$--	$(0.37)	$0.37	100.0%		$--	$(0.43)	$0.43	100.0%
Net earnings	$0.50	$0.01	$0.49	n.m.		$1.00	$0.37	$0.63	n.m.
Dividends per common share	$0.30	$0.30	$--	0.0%		$0.60	$0.60	$--	--
Average number of common shares outstanding (millions)	919.3	808.7				918.2	808.6

The following non-recurring items are included in net earnings:
Discontinued operations	1	(303)				1	(349)
Restructuring and other charges	--	(216)				--	(216)
Net gains on sale of investments and dilution gains	--	126				--	126

Total	1	(393)				1	(439)
Impact on net earnings per share	--	$(0.49)				$--	$(0.54)

Net earnings per share before non-recurring items (a)	$0.50	$0.49	$0.01	2.0%		$1.00	$0.91	0.09	9.9%
Return on equity (ROE) before non-recurring items - Annualized (a)	16.0%	14.4%	n.m.	1.6	pts	16.2%	11.2%	n.m.	5.0	pts
n.m.: not meaningful

(a)	EBITDA (earnings before interest, taxes, depreciation and amortization), net earnings before non-recurring items and ROE before non-recurring items do not have any standardized meaning under Canadian GAAP. Please see Non-GAAP measures on page 5 of the MD&A for more details.

BCE Inc. Supplementary Financial Information - Second Quarter 2003 Page 2

BCE Consolidated
Consolidated Operational Data - Historical Trend

($ millions, except per share amounts)	YTD 2003	Q2 03	Q1 03	Total 2002	Q4 02	Q3 02	Q2 02	Q1 02

Operating revenues	9,836	4,946	4,890	19,891	5,219	4,856	4,974	4,842
Operating expenses	(6,067)	(2,999)	(3,068)	(12,375)	(3,374)	(2,929)	(3,038)	(3,034)

EBITDA	3,769	1,947	1,822	7,516	1,845	1,927	1,936	1,808
Amortization expense	(1,572)	(797)	(775)	(3,133)	(786)	(769)	(808)	(770)
Net benefit plans (expense) credit	(85)	(43)	(42)	33	8	7	12	6
Restructuring and other charges	--	--	--	(887)	(395)	(79)	(413)	--

Operating income	2,112	1,107	1,005	3,529	672	1,086	727	1,044
Other income (expense)	58	8	50	2,491	2,246	(3)	246	2
Impairment charge	--	--	--	(765)	(765)	--	--	--
Interest expense	(575)	(291)	(284)	(1,160)	(348)	(288)	(263)	(261)

Earnings from continuing operations before
income taxes and non-controlling interest	1,595	824	771	4,095	1,805	795	710	785
Income taxes	(522)	(277)	(245)	(1,569)	(732)	(298)	(246)	(293)
Non-controlling interest	(121)	(70)	(51)	(676)	(271)	(128)	(141)	(136)

Earnings from continuing operations	952	477	475	1,850	802	369	323	356
Discontinued operations	(1)	1	(2)	557	910	(4)	(303)	(46)

Net earnings	951	478	473	2,407	1,712	365	20	310
Dividends on preferred shares	(32)	(17)	(15)	(59)	(16)	(16)	(14)	(13)

Net earnings applicable to common shares	919	461	458	2,348	1,696	349	6	297

Net earnings per common share - basic
Continuing operations	$1.00	$0.50	$0.50	$2.09	$0.88	$0.41	$0.38	$0.42
Discontinued operations	$--	$--	$--	$0.57	$1.00	$(0.01)	$(0.37)	$(0.05)
Net earnings	$1.00	$0.50	$0.50	$2.66	$1.88	$0.40	$0.01	$0.37
Net earnings per common share - diluted
Continuing operations	$1.00	$0.50	$0.50	$2.08	$0.87	$0.41	$0.38	$0.42
Discontinued operations	$--	$--	$--	$0.54	$0.98	$(0.01)	$(0.37)	$(0.06)
Net earnings	$1.00	$0.50	$0.50	$2.62	$1.85	$0.40	$0.01	$0.36
Dividends per common share	$0.60	$0.30	$0.30	$1.20	$0.30	$0.30	$0.30	$0.30
Average number of common shares outstanding (millions)	918.2	919.3	917.1	847.9	909.1	864.1	808.7	808.6

The following non-recurring items are included in net
earnings:
Discontinued operations	(1)	1	(2)	557	910	(4)	(303)	(46)
Restructuring and other charges	--	--	--	(504)	(251)	(37)	(216)	--
Net gains on sale of investments and dilution gains	--	--	--	1,368	1,230	12	126	--
Impairment charge	--	--	--	(527)	(527)	--	--	--
Other	--	--	--	(22)	(22)	--	--	--

Total	(1)	1	(2)	872	1,340	(29)	(393)	(46)
Impact on net earnings per share	$--	$--	$--	$0.89	$1.47	$(0.03)	$(0.49)	$(0.06)

Net earnings per share before non-recurring items	$1.00	$0.50	$0.50	$1.74	$0.39	$0.44	$0.49	$0.42
Return on equity (ROE) before non-recurring items - Annualized	16.2%	16.0%	16.4%	13.2%	14.0%	18.4%	14.4%	8.8%

BCE Inc. Supplementary Financial Information - Second Quarter 2003 Page 3

BCE Consolidated
Segmented Data

($ millions, except where otherwise indicated)	Q2 2003	Q2 2002	$ change	% change	June YTD 2003	June YTD 2002	$ change	% change

Revenues

Bell Canada Segment	4,296	4,402	(106)	(2.4%)	8,543	8,685	(142)	(1.6%)

Bell Globemedia	357	326	31	9.5%	692	638	54	8.5%

Advertising	259	230	29	12.6%	494	449	45	10.0%

Subscriber	75	70	5	7.1%	149	143	6	4.2%

Production and Sundry	23	26	(3)	(11.5%)	49	46	3	6.5%

BCE Emergis	124	142	(18)	(12.7%)	248	274	(26)	(9.5%)

eFinance Solutions	64	66	(2)	(3.0%)	126	131	(5)	(3.8%)

eHealth Solutions	60	76	(16)	(21.1%)	122	143	(21)	(14.7%)

BCE Ventures	309	261	48	18.4%	617	524	93	17.7%

CGI	219	176	43	24.4%	443	347	96	27.7%

Telesat	83	78	5	6.4%	162	155	7	4.5%

Other	7	7	--	0.0%	12	22	(10)	(45.5%)

Corporate and other (including inter-segment eliminations)	(140)	(157)	17	10.8%	(264)	(305)	41	13.4%
Total revenues	4,946	4,974	(28)	(0.6%)	9,836	9,816	20	0.2%

EBITDA

Bell Canada Segment	1,792	1,839	(47)	(2.6%)	3,518	3,594	(76)	(2.1%)

Bell Canada (including Aliant)	1,801	1,864	(63)	(3.4%)	3,533	3,669	(136)	(3.7%)

Bell ExpressVu	(9)	(25)	16	64.0%	(15)	(75)	60	80.0%

Bell Globemedia	77	58	19	32.8%	114	91	23	25.3%

BCE Emergis	20	11	9	81.8%	35	(9)	44	n.m.

BCE Ventures	88	73	15	20.5%	172	150	22	14.7%

CGI	35	28	7	25.0%	67	53	14	26.4%

Telesat	50	46	4	8.7%	100	93	7	7.5%

Other	3	(1)	4	n.m.	5	4	1	25.0%

Corporate and other (including inter-segment eliminations)	(30)	(45)	15	33.3%	(70)	(82)	12	14.6%

Total EBITDA	1,947	1,936	11	0.6%	3,769	3,744	25	0.7%

EBITDA margin (%)	39.4%	38.9%			38.3%	38.1%
EBITDA: interest expense	6.69	7.36			6.55	7.15

Net earnings applicable to common shares

Bell Canada Segment	419	361	58	16.1%	848	676	172	25.4%

Bell Canada (including Aliant)	450	396	54	13.6%	906	758	148	19.5%

Bell ExpressVu	(31)	(35)	4	11.4%	(58)	(82)	24	29.3%

Bell Globemedia	15	11	4	36.4%	13	12	1	8.3%

BCE Emergis	6	(62)	68	n.m.	12	(77)	89	n.m.

BCE Ventures	38	59	(21)	(35.6%)	77	83	(6)	(7.2%)

CGI	13	11	2	18.2%	31	22	9	40.9%

Telesat	22	16	6	37.5%	42	29	13	44.8%

Other	3	32	(29)	(90.6%)	4	32	(28)	(87.5%)

Corporate and other (including inter-segment eliminations)	(18)	(60)	42	70.0%	(30)	(42)	12	28.6%

Discontinued operations	1	(303)	304	n.m.	(1)	(349)	348	99.7%

Total net earnings applicable to common shares	461	6	455	n.m.	919	303	616	n.m.

Proportionate EBITDA, net debt and preferreds
As at June 30, 2003
			Proportionate EBITDA
	BCE Ownership (%)	Q2 03	Q1 03	Q4 02	Q3 02	12- Mth Trailing	Proportionate net debt and preferreds

Bell Canada Segment

Bell Canada (excl. Aliant & ExpressVu)	100%	1,536	1,507	1,536	1,692	6,271	11,069	(a)

Aliant	53%	141	119	129	118	507	648

ExpressVu	100%	(9)	(6)	(62)	(39)	(116)	(12)	(b)

Total Bell Canada Segment	1,668	1,620	1,603	1,771		6,662	11,705

Bell Globemedia	68.5%	45	21	44	5	115	467

BCE Emergis	64.5%	13	10	13	8	44	(28)

BCE Ventures

CGI	30%	35	32	25	21	113	60

Telesat	100%	50	50	47	44	191	537

Other	100%	3	2	(1)	1	5	5

Total BCE Ventures		88	84	71	66	309	602

Corporate	100%	(30)	(40)	(36)	(44)	(150)

Perpetual Preferred Shares							1,670

Retractable Preferred Shares							352

Debt due within one year							--

Long term debt							2,314

less:

Cash and cash equivalents							(120)

Nortel common shares at market							(51)

Total Corporate							4,165

Total		1,784	1,695	1,695	1,806	6,980	16,911

BCE Inc. Supplementary Financial Information - Second Quarter 2003 Page 4

BCE Consolidated
Segmented Data - Historical Trend

($ millions, except where otherwise indicated)	YTD 2003	Q2 03	Q1 03	Total 2002	Q4 02	Q3 02	Q2 02	Q1 02
Revenues
Bell Canada Segment	8,543	4,296	4,247	17,613	4,579	4,349	4,402	4,283
Bell Globemedia	692	357	335	1,290	379	273	326	312

Advertising	494	259	235	913	284	180	230	219
Subscriber	149	75	74	287	72	72	70	73
Production and Sundry	49	23	26	90	23	21	26	20

BCE Emergis	248	124	124	540	131	135	142	132

eFinance Solutions	126	64	62	264	68	65	66	65
eHealth Solutions	122	60	62	276	63	70	76	67

BCE Ventures	617	309	308	1,064	282	258	261	263

CGI	443	219	224	709	185	177	176	171
Telesat	162	83	79	327	95	77	78	77
Other	12	7	5	28	2	4	7	15

Corporate and other (including inter-segment eliminations)	(264)	(140)	(124)	(616)	(152)	(159)	(157)	(148)

Total revenues	9,836	4,946	4,890	19,891	5,219	4,856	4,974	4,842

EBITDA
Bell Canada Segment	3,518	1,792	1,726	7,188	1,718	1,876	1,839	1,755

Bell Canada (including Aliant)	3,533	1,801	1,732	7,364	1,780	1,915	1,864	1,805
Bell ExpressVu	(15)	(9)	(6)	(176)	(62)	(39)	(25)	(50)

Bell Globemedia	114	77	37	180	72	17	58	33
BCE Emergis	35	20	15	23	20	12	11	(20)
BCE Ventures	172	88	84	287	71	66	73	77

CGI	67	35	32	99	25	21	28	25
Telesat	100	50	50	184	47	44	46	47
Other	5	3	2	4	(1)	1	(1)	5

Corporate and other (including inter-segment eliminations)	(70)	(30)	(40)	(162)	(36)	(44)	(45)	(37)

Total EBITDA	3,769	1,947	1,822	7,516	1,845	1,927	1,936	1,808

EBITDA margin (%)	38.3%	39.4%	37.3%	37.8%	35.4%	39.7%	38.9%	37.3%
EBITDA : Interest expense	6.55	6.69	6.42	6.48	5.30	6.69	7.36	6.93

Net earnings applicable to common shares
Bell Canada Segment	848	419	429	2,368	1,364	328	361	315

Bell Canada (including Aliant)	906	450	456	2,555	1,437	360	396	362
Bell ExpressVu	(58)	(31)	(27)	(187)	(73)	(32)	(35)	(47)

Bell Globemedia	13	15	(2)	(492)	(493)	(11)	11	1
BCE Emergis	12	6	6	(55)	7	15	(62)	(15)
BCE Ventures	77	38	39	129	31	15	59	24

CGI	31	13	18	43	14	7	11	11
Telesat	42	22	20	56	19	8	16	13
Other	4	3	1	30	(2)	--	32	--

Corporate and other (including inter-segment eliminations)	(30)	(18)	(12)	(159)	(123)	6	(60)	18
Discontinued operations	(1)	1	(2)	557	910	(4)	(303)	(46)

Total net earnings applicable to common shares	919	461	458	2,348	1,697	348	6	297

BCE Inc. Supplementary Financial Information - Second Quarter 2003 Page 5

BCE Consolidated
Consolidated Balance Sheet Data

($ millions, except where otherwise indicated)	June 30 2003	March 31 2003	December 31 2002

ASSETS
Current assets
Cash and cash equivalents	795	1,987	304
Accounts receivable	2,407	2,215	2,328
Other current assets	1,048	1,007	774
Current assets of discontinued operations	22	22	26

Total current assets	4,272	5,231	3,432
Capital assets	20,431	20,507	20,633
Other long-term assets	4,217	3,919	3,941
Indefinite-life intangible assets	912	906	900
Goodwill	10,144	10,189	10,118
Non-current assets of discontinued operations	53	67	82

Total assets	40,029	40,819	39,106

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,574	3,522	3,820
Debt due within one year	1,597	1,607	2,021
Current liabilities of discontinued operations	20	17	19

Total current liabilities	5,191	5,146	5,860
Long-term debt	13,582	15,041	13,391
Other long-term liabilities	4,425	3,993	3,652
Non-current liabilities of discontinued operations	2	4	4

Total liabilities	23,200	24,184	22,907

Non-controlling interest	3,630	3,641	3,584

SHAREHOLDERS' EQUITY
Preferred shares	1,670	1,670	1,510

Common shareholders' equity
Common shares	16,643	16,581	16,520
Contributed surplus	1,026	1,019	1,010
Deficit	(6,079)	(6,258)	(6,435)
Currency translation adjustment	(61)	(18)	10

Total common shareholders' equity	11,529	11,324	11,105

Total shareholders' equity	13,199	12,994	12,615

Total liabilities and shareholders' equity	40,029	40,819	39,106

Number of common shares outstanding	920.0	918.1	915.9

Capital Structure
Net debt : Total Capitalization	46.7%	47.4%	48.8%
Net debt : Trailing 12 month EBITDA	1.95	1.99	2.06

BCE Inc. Supplementary Financial Information - Second Quarter 2003 Page 6

BCE Consolidated
Consolidated Cash Flow Data

)
($ millions, except where otherwise indicated)	Q2 2003	Q2 2002	$ change	YTD June 2003	YTD June 2002	$ change
Cash flows from operating activities
Earnings from continuing operations	477	323	154	952	679	273
Adjustments to reconcile earnings from continuing
operations to cash flows from operating activities:
Amortization expense	797	808	(11)	1,572	1,578	(6)
Net benefit plans expense (credit)	43	(12)	55	85	(18)	103
Restructuring and other charges	--	405	(405)	--	405	(405)
Impairment charge	--	--	--	--	--	--
Net gains on investments	--	(175)	175	--	(175)	175
Future income taxes	121	(117)	238	119	(122)	241
Non-controlling interest	70	141	(71)	121	277	(156)
Other items	(154)	(79)	(75)	(156)	(113)	(43)
Change in non-cash working capital	59	(83)	142	(93)	(653)	560

1,413	1,211	202	2,600	1,858	742

Capital expenditures	(713)	(932)	219	(1,314)	(1,792)	478
Other items	(45)	14	(59)	(82)	(13)	(69)
Preferred dividends and dividends paid by subsidiaries
to non-controlling interest	(69)	(127)	58	(124)	(205)	81

Free Cash Flow from operations, before common dividends	586	166	420	1,080	(152)	1,232
Common dividends	(254)	(242)	(12)	(511)	(485)	(26)

Free Cash Flow from operations, after common dividends	332	(76)	408	569	(637)	1,206
Business acquisitions	(7)	(14)	7	(70)	(29)	(41)
Business dispositions	--	306	(306)	--	432	(432)
Decrease (increase) in investments accounted for under the cost
and equity methods	--	1	(1)	7	(56)	63

Free Cash Flow after investments and divestitures	325	217	108	506	(290)	796

Other financing activities
Increase (decrease) in notes payable and bank advances	(56)	600	(656)	(169)	478	(647)
Issue of long-term debt	72	43	29	1,864	1,295	569
Repayment of long-term debt	(1,493)	(402)	(1,091)	(1,874)	(502)	(1,372)
Issue of common shares	4	7	(3)	9	9	--
Issue of preferred shares	--	--	--	510	510	--
Redemption of preferred shares	--	--	--	(357)	(306)	(51)
Issue of equity securities and convertible debentures by
subsidiaries to non-controlling interests	14	150	(136)	87	157	(70
Redemption of preferred shares by subsidiaries from
non-controlling interest	(16)	--	(16)	(35)	--	(35)
Other items	(57)	10	(67)	(62)	4	(66)

(1,532)	408	(1,940)	(27)	1,645	(1,672)

Effect of exchange rate changes on cash and cash equivalents	(2)	--	(2)	(5)	--	(5)

Cash provided by (used in) continuing operations	(1,209)	625	(1,834)	474	1,355	(881)
Cash provided by (used in) discontinued operations	17	(527)	544	16	(934)	950

Net increase (decrease) in cash and cash equivalents	(1,192)	98	(1,290)	490	421	69
Cash and cash equivalents at beginning of period	1,988	892	1,096	306	569	(263)

Cash and cash equivalents at end of period	796	990	(194)	796	990	(194)

Consists of:
Cash and cash equivalents of continuing operations	795	987	(192)	795	987	(192)
Cash and cash equivalents of discontinued operations	1	3	(2)	1	3	(2)

Total	796	990	(194)	796	990	(194)

Other information

Capital expenditures as a percentage of revenues	14.4%	18.7%	4.3 pt	s	13.4%	18.3%	4.9 pt	s
Cash flow per share (1)	$0.76	$0.34	$0.42	$1.40	$0.08	$1.32
Annualized cash flow yield (2)	8.2%	3.1%	5.1 pt	s	7.6%	(1.4%)	9.0 pt	s
Common dividend payout	55.1%	n.m.	n.m.	55.6%	n.m.	n.m.

BCE Inc. Supplementary Financial Information - Second Quarter 2003 Page 7

BCE Consolidated
Consolidated Cash Flow Data - Historical Trend

($ millions, except where otherwise indicated)	YTD 2003	Q2 03	Q1 03	Total 2002	Q4 02	Q3 02	Q2 02	Q1 02

Cash flows from operating activities

Earnings from continuing operations	952	477	475	1,850	802	369	323	356

Adjustments to reconcile earnings from continuing

operations to cash flows from operating activities:

Amortization expense	1,572	797	775	3,133	786	769	808	770

Net benefit plans expense (credit)	85	43	42	(33)	(8)	(7)	(12)	(6)

Restructuring and other charges	--	--	--	805	333	67	405	--

Impairment charge	--	--	--	765	765	--	--	--

Net gains on investments	--	--	--	(2,446)	(2,260)	(11)	(175)	--

Future income taxes	119	121	(2)	572	588	106	(117)	(5)

Non-controlling interest	121	70	51	676	271	128	141	136

Other items	(156)	(154)	(2)	(194)	8	(89)	(79)	(34)

Change in non-cash working capital	(93)	59	(152)	(598)	(97)	152	(83)	(570)

	2,600	1,413	1,187	4,530	1,188	1,484	1,211	647

Capital expenditures	(1,314)	(713)	(601)	(3,770)	(1,074)	(904)	(932)	(860)

Other items	(82)	(45)	(37)	11	(1)	25	14	(27)

Preferred dividends and dividends paid by subsidiaries
to non-controlling interest	(124)	(69)	(55)	(511)	(160)	(146)	(127)	(78)

Free Cash Flow from operations, before common dividends	1,080	586	494	260	(47)	459	166	(318)

Common dividends	(511)	(254)	(257)	(999)	(271)	(243)	(242)	(243)

Free Cash Flow from operations, after common dividends	569	332	237	(739)	(318)	216	(76)	(561)

Business acquisitions	(70)	(7)	(63)	(6,485)	(5,078)	(1,378)	(14)	(15)

Business dispositions	--	--	--	3,190	2,758	--	306	126

Decrease (increase) in investments accounted for under the cost

and equity methods	7	--	7	(79)	(16)	(7)	1	(57)

Free Cash Flow after investments and divestitures	506	325	181	(4,113)	(2,654)	(1,169)	217	(507)

Other financing activities

Increase (decrease) in notes payable and bank advances	(169)	(56)	(113)	(213)	(633)	(58)	600	(122)

Issue of long-term debt	1,864	72	1,792	4,908	2,509	1,104	43	1,252

Repayment of long-term debt	(1,874)	(1,493)	(381)	(2,893)	(2,084)	(307)	(402)	(100)

Issue of common shares	9	4	5	2,693	303	2,381	7	2

Issue of preferred shares	510	--	510	510	--	--	--	510

Redemption of preferred shares	(357)	--	(357)	(306)	--	--	--	(306)

Costs relating to the issuance of common and preferred shares	--	--	--	(78)	--	(78)	--	--

Issue of equity securities and convertible debentures by

subsidiaries to non-controlling interest	87	14	73	206	5	44	150	7

Redemption of preferred shares by subsidiaries from

non-controlling interest	(35)	(16)	(19)	--	--	--	--	--

Other items	(62)	(57)	(5)	(46)	(10)	(40)	10	(6)

	(27)	(1,532)	1,505	4,781	90	3,046	408	1,237

Effect of exchange rate changes on cash and cash equivalents	(5)	(2)	(3)	3	1	2	--	--

Cash provided by (used in) continuing operations	474	(1,209)	1,683	671	(2,563)	1,879	625	730

Cash (provided by) used in discontinued operations	16	17	(1)	(934)	(1)	1	(527)	(407)

Net increase (decrease) in cash and cash equivalents	490	(1,192)	1,682	(263)	(2,564)	1,880	98	323

Cash and cash equivalents at beginning of period	306	1,988	306	569	2,870	990	892	569

Cash and cash equivalents at end of period	796	796	1,988	306	306	2,870	990	892

Consists of:

Cash and cash equivalents of continuing operations	795	795	1,987	304	304	2,866	987	823

Cash and cash equivalents of discontinued operations	1	1	1	2	2	4	3	69

Total	796	796	1,988	306	306	2,870	990	892

Other information
Capital expenditures as a percentage of revenues	13.4%	14.4%	12.3%	19.0%	20.6%	18.6%	18.7%	17.8%
Cash flow per share (1)	$1.40	$0.76	$0.64	$0.90	$0.13	$0.67	$0.34	$(0.26)
Annualized cash flow yield (2)	7.6%	8.2%	8.0%	1.0%	(0.7%)	7.2%	3.1%	(5.6%)
Common dividend payout	55.6%	55.1%	56.1%	42.5%	16.0%	69.6%	n.m.	81.8%

n.m. : not meaningful

BCE Inc. Supplementary Financial Information - Second Quarter 2003 Page 8

Bell Canada Segment
Operational Data

($ millions, except where otherwise indicated)	Q2 2003	Q2 2002	$ change	% change		YTD June 2003	YTD June 2002	$ change	% change

Revenues
Local and access	1,512	1,527	(15)	(1.0%)		3,012	3,046	(34)	(1.1%)
Long distance	608	645	(37)	(5.7%)		1,254	1,293	(39)	(3.0%)
Wireless	621	548	73	13.3%		1,191	1,052	139	13.2%
Data	955	933	22	2.4%		1,888	1,838	50	2.7%
Bell ExpressVu	191	155	36	23.2%		368	306	62	20.3%
Terminal sales and other	409	456	(47)	(10.3%)		830	880	(50)	(5.7%)
Directory advertising	--	138	(138)	(100.0%)		--	270	(270)	(100.0%)

	4,296	4,402	(106)	(2.4%)		8,543	8,685	(142)	(1.6%)
Cash operating expenses	(2,504)	(2,563)	59	2.3%		(5,025)	(5,091)	66	1.3%

EBITDA	1,792	1,839	(47)	(2.6%)		3,518	3,594	(76)	(2.1%)

Bell Canada (including Aliant)	1,801	1,864	(63)	(3.4%)		3,533	3,669	(136)	(3.7%)
Bell ExpressVu	(9)	(25)	16	64.0%		(15)	(75)	60	80.0%

EBITDA margin (%)	41.7%	41.8%	n.m.	(0	.1) pts	41.2%	41.4%	n.m.	(0	.2) pts

Amortization expense	(757)	(756)	(1)	(0.1%)		(1,491)	(1,469)	(22)	(1.5%)
Net benefit plans (expense) credit	(45)	11	(56)	n.m.		(89)	19	(108)	n.m.
Restructuring and other charges	--	(294)	294	100.0%		--	(294)	294	100.0%

Operating income	990	800	190	23.8%		1,938	1,850	88	4.8%
Interest expense	(238)	(276)	38	13.8%		(487)	(554)	67	12.1%
Other income (expense)	13	246	(233)	(94.7%)		57	238	(181)	(76.1%)

Earnings before income taxes and
non-controlling interest	765	770	(5)	(0.6%)		1,508	1,534	(26)	(1.7%)
Income taxes	(277)	(249)	(28)	(11.2%)		(529)	(543)	14	2.6%
Non-controlling interest	(43)	(52)	9	17.3%		(74)	(87)	13	14.9%

Earnings from continuing operations	445	469	(24)	(5.1%)		905	904	1	0.1%
Discontinued operations	1	(8)	9	n.m.		(1)	(9)	8	88.9%

Net earnings	446	461	(15)	(3.3%)		904	895	9	1.0%
Dividends on preferred shares	(16)	(16)	--	0.0%		(32)	(32)	--	0.0%
Interest on equity settled notes	(10)	(16)	6	37.5%		(25)	(30)	5	16.7%

Net earnings applicable to common shares	420	429	(9)	(2.1%)		847	833	14	1.7%

The following non-recurring items are included in net earnings:
Discontinued operations	1	(8)				(1)	(9)
Restructuring and other charges	--	(191)				--	(191)
Net gains on sale of investments and dilution gains	--	208				--	208
Other	--	(18)				--	(18)

Total	1	(9)				(1)	(10)

Other information
Capital expenditures	664	832	168	20.2%		1,204	1,607	403	25.1%
Capital expenditures as a percentage of revenues (%)	15.5%	18.9%		3.4	pts	14.1%	18.5%		4.4	pts

n.m. : not meaningful

Net debt and preferreds
At June 30, 2003	Bell Canada	Aliant	Bell ExpressVu	Bell Canada Consolidated	Intercompany eliminations	Bell Canada Segment
Bank indebtedness / (cash and cash equivalents)	(246)	(232)	(12)	(490)	--	(490)
Long term debt	8,867	1,194	407	10,468	(407)	10,061
Debt due within one year	1,348	88	28	1,464	(28)	1,436
Long-term note receivable from BCH	(498)	--	--	(498)	498	--

Net debt	9,471	1,050	423	10,944	63	11,007
Preferred shares - Bell Canada (3)	1,100	--	--	1,100	--	1,100
Preferred shares - Aliant (3)	--	172	--	172	--	172

Net debt and preferreds	10,571	1,222	423	12,216	63	12,279

BCE Inc. Supplementary Financial Information - Second Quarter 2003 Page 9

Bell Canada Segment
Operational Data - Historical Trend

($ millions, except where otherwise indicated)	YTD 2003	Q2 03	Q1 03	Total 2002	Q4 02	Q3 02	Q2 02	Q1 02

Revenues
Local and access	3,012	1,512	1,500	6,129	1,564	1,519	1,527	1,519
Long distance	1,254	608	646	2,579	635	651	645	648
Wireless	1,191	621	570	2,203	581	570	548	504
Data	1,888	955	933	3,770	1,024	908	933	905
Bell ExpressVu	368	191	177	638	176	156	155	151
Terminal sales and other	830	409	421	1,793	508	405	456	424
Directory advertising	--	--	--	501	91	140	138	132

	8,543	4,296	4,247	17,613	4,579	4,349	4,402	4,283
Cash operating expenses	(5,025)	(2,504)	(2,521)	(10,425)	(2,861)	(2,473)	(2,563)	(2,528)

EBITDA	3,518	1,792	1,726	7,188	1,718	1,876	1,839	1,755

Bell Canada (including Aliant)	3,533	1,801	1,732	7,364	1,780	1,915	1,864	1,805
Bell ExpressVu	(15)	(9)	(6)	(176)	(62)	(39)	(25)	(50)

EBITDA margin (%)	41.2%	41.7%	40.6%	40.8%	37.5%	43.1%	41.8%	41.0%

Amortization expense	(1,491)	(757)	(734)	(2,937)	(745)	(723)	(756)	(713)
Net benefit plans (expense) credit	(89)	(45)	(44)	38	9	10	11	8
Restructuring and other charges	--	--	--	(675)	(302)	(79)	(294)	--

Operating income	1,938	990	948	3,614	680	1,084	800	1,050
Interest expense	(487)	(238)	(249)	(1,144)	(300)	(290)	(276)	(278)
Other income (expense)	57	13	44	2,491	2,285	(32)	246	(8)
Impairment charge	--	--	--	(50)	(50)	--	--	--

Earnings before income taxes and
non-controlling interest	1,508	765	743	4,911	2,615	762	770	764
Income taxes	(529)	(277)	(252)	(1,608)	(765)	(300)	(249)	(294)
Non-controlling interest	(74)	(43)	(31)	(155)	(28)	(40)	(52)	(35)

Earnings from continuing operations	905	445	460	3,148	1,822	422	469	435
Discontinued operations	(1)	1	(2)	(20)	(7)	(4)	(8)	(1)

Net earnings	904	446	458	3,128	1,815	418	461	434
Dividends on preferred shares	(32)	(16)	(16)	(63)	(15)	(16)	(16)	(16)
Interest on equity settled notes	(25)	(10)	(15)	(59)	(15)	(14)	(16)	(14)

Net earnings applicable to common shares	847	420	427	3,006	1,785	388	429	404

The following non-recurring items are included in net earnings:
Discontinued operations	(1)	1	(2)	(20)	(7)	(4)	(8)	(1)
Restructuring and other charges	--	--	--	(426)	(190)	(45)	(191)	--
Net gains on sale of investments and dilution gains	--	--	--	1,863	1,655	--	208	--
Impairment charge	--	--	--	(26)	(26)	--	--	--
Other	--	--	--	(18)	--	--	(18)	--

Total	(1)	1	(2)	1,373	1,432	(49)	(9)	(1)

Other information

Capital expenditures	1,204	664	540	3,427	981	839	832	775
Capital expenditures as a percentage of revenues (%)	14.1%	15.5%	12.7%	19.5%	21.4%	19.3%	18.9%	18.1%

BCE Inc. Supplementary Financial Information - Second Quarter 2003 Page 10

Bell Canada Segment
Statistical Data

	Q2 2003	Q2 2002	% change	YTD June 2003	YTD June 2002	% change

Wireline
Local
Network access services (k)
Residential				8,504	8,532	(0.3%)
Business				4,564	4,630	(1.4%)

Total network access services				13,068	13,162	(0.7%)
Estimated Local market share (%) — Ontario and Québec
Residential (4)				97.6%	98.3%	(0.7)pts
Business				90.6%	91.6%	(1.0)pts

Total estimated local market share	.			95.1%	95.9%	(0.8)pts
SmartTouch feature revenues ($M)	233	230	1.3%	464	462	0.4%
Long Distance
Conversation minutes (M)	4,911	4,725	3.9%	9,783	9,374	4.4%
Average revenue per minute ($)	0.120	0.126	(4.8%)	0.122	0.127	(3.9%)
Estimated market share (% based on revenues) — Ontario and Québec (5)				62.5%	63.0%	(0.5)pts

Data
Data revenues ($M) (6)
Legacy	413	453	(8.8%)	840	927	(9.4%)
Non-Legacy	542	480	12.9%	1,048	911	15.0%

	955	933	2.4%	1,888	1,838	2.7%

Equivalent access lines (7)(k) - Bell Canada only
Digital equivalent access lines				3,708	3,833	(3.3%)
Broadband equivalent access lines				14,658	10,176	44.0%

Internet subscribers (8)(k)
DSL High Speed Internet subscribers (k)				1,287	909	41.6%
Dial-up Internet subscribers (k)				911	1,031	(11.6%)

				2,198	1,940	13.3%

Wireless

Cellular & PCS Net activations (k)
Pre-paid	27	(26)	n.m.	45	(8)	n.m.
Post-paid	104	117	(11.1%)	156	193	(19.2%)

	131	91	44.0%	201	185	8.6%

Cellular & PCS subscribers (k)
Pre-paid				1,024	958	6.9%
Post-paid				3,096	2,681	15.5%

				4,120	3,639	13.2%

Average revenue per unit ($/month)	48	46	4.3%	46	45	2.2%
Pre-paid	12	13	(7.7%)	11	12	(8.3%)
Post-paid	60	59	1.7%	58	57	1.8%

Churn (%) (average per month)	1.4%	1.5%	0.1 pts	1.4%	1.5%	0.1 pts
Pre-paid	1.9%	1.8%	(0.1) pts	1.9%	1.8%	(0.1) pts
Post-paid	1.3%	1.4%	0.1 pts	1.3%	1.4%	0.1 pts

Usage per subscriber (min/month)	236	205	15.1%	219	196	11.7%
Cost of acquisition (9) ($/sub)	435	471	7.6%	414	439	5.7%
Wireless EBITDA	219	206	6.3%	438	384	14.1%
Wireless EBITDA margin	35.3%	37.6%	(2.3) pts	36.8%	36.5%	0.3 pts
Browser hits (M)	170	94	80.9%	293	206	42.2%
Paging subscribers (k)				581	680	(14.6%)
Paging average revenue per unit ($/month)	10	10	0.0%	10	10	0.0%

Bell ExpressVu (Direct-to-Home Satellite Service)
Total subscribers (k)				1,335	1,176	13.5%
Net subscriber activations (k)	18	31	(41.9%)	31	107	(71.0%)
Average revenue per subscriber ($/month)	47	44	6.8%	45	44	2.3%
Cost of acquisition ($/sub)	655	769	14.8%	664	737	9.9%
Churn (%) (average per month)	1.1%	1.0%	(0.1) pts	1.1%	0.9%	(0.2) pts

* Operating statistics are reported on a consolidated basis, except where otherwise noted.

BCE Inc. Supplementary Financial Information - Second Quarter 2003 Page 11

Bell Canada Segment
Statistical Data - Historical Trend

	YTD			Total
	2003	Q2 03	Q1 03	2002	Q4 02	Q3 02	Q2 02	Q1 02

Wireline
Local
Network access services (k)
Residential		8,504	8,566		8,573	8,580	8,532	8,613
Business		4,564	4,577		4,581	4,607	4,630	4,633

Total network access services		13,068	13,143		13,154	13,187	13,162	13,246
Estimated Local market share (%) — Ontario and Québec
Residential (4)		97.6%	97.9%		97.9%	98.0%	98.3%	98.7%
Business		90.6%	91.0%		91.3%	91.5%	91.6%	91.8%

Total estimated local market share		95.1%	95.4%		95.5%	95.7%	95.9%	96.2%
SmartTouch feature revenues ($M)	464	233	231	923	231	230	230	232
Long Distance
Conversation minutes (M)	9,783	4,911	4,872	19,034	5,000	4,660	4,725	4,649
Average revenue per minute ($)	0.122	0.120	0.124	0.126	0.120	0.130	0.126	0.128
Estimated market share (% based on revenues) - Ontario and Québec (5)		62.5%	63.5%		63.3%	63.9%	63.0%	63.2%

Data

Data revenues ($M) (6)
Legacy	840	413	427	1,864	486	451	453	474
Non-Legacy	1,048	542	506	1,906	538	457	480	431

	1,888	955	933	3,770	1,024	908	933	905

Equivalent access lines (7)(k) - Bell Canada only		3,708	3,704		3,683	3,645	3,833	3,815
Digital equivalent access lines		14,658	13,808		12,568	11,265	10,176	9,431
Broadband equivalent access lines

Internet subscribers (8)(k)
DSL High Speed Internet subscribers (k)		1,287	1,206		1,110	1,002	909	866
Dial-up Internet subscribers (k)		911	940		957	985	1,031	1,036

		2,198	2,146		2,067	1,987	1,940	1,902

Wireless

Cellular & PCS Net activations (k)
Pre-paid	45	27	18	13	22	(1)	(26)	18
Post-paid	156	104	52	452	196	63	117	76

	201	131	70	465	218	62	91	94

Cellular & PCS subscribers (k)
Pre-paid		1,024	997		979	957	958	984
Post-paid		3,096	2,992		2,940	2,744	2,681	2,564

		4,120	3,989		3,919	3,701	3,639	3,548

Average revenue per unit ($/month)	46	48	45	46	47	47	46	43
Pre-paid	11	12	11	12	10	12	13	11
Post-paid	58	60	56	59	60	60	59	56

Churn (%) (average per month)	1.4%	1.4%	1.4%	1.6%	1.7%	1.7%	1.5%	1.5%
Pre-paid	1.9%	1.9%	1.9%	2.0%	2.6%	2.0%	1.8%	1.7%
Post-paid	1.3%	1.3%	1.3%	1.5%	1.4%	1.6%	1.4%	1.5%

Usage per subscriber (min/month)	219	236	201	203	212	206	205	181
Cost of acquisition (9)($/sub)	414	435	387	429	409	441	471	407
Wireless EBITDA	438	219	219	754	151	219	206	178
Wireless EBITDA margins	36.8%	35.3%	38.4%	34.2%	26.0%	38.4%	37.6%	35.3%

Browser hits (M)	293	170	123	392	99	87	94	112

Paging subscribers (k)		581	606		639	660	680	694
Paging average revenue per unit ($/month)	10	10	10	10	10	10	10	10

Bell ExpressVu (Direct-to-Home Satellite Service)
Total subscribers (k)		1,335	1,317		1,304	1,221	1,176	1,145
Net subscriber activations (k)	31	18	13	235	83	45	31	76
Average revenue per subscriber ($/month)	45	47	44	44	43	43	44	45
Cost of acquisition ($/sub)	664	655	675	690	667	630	769	718
Churn (%) (average per month)	1.1%	1.1%	1.0%	1.0%	0.9%	1.2%	1.0%	0.8%

* Operating statistics are reported on a consolidated basis, except where otherwise noted.

BCE Inc. Supplementary Financial Information - Second Quarter 2003 Page 12

Accompanying notes

(1)	Cash flow per share is calculated as follows:

Cash flow from operations less capital expenditures Average number of common shares outstanding during the period

(2)	Annualized cash flow yield is calculated as follows:

Free cash flow before common dividends, investments and divestitures
Number of common shares outstanding at end of period multiplied by share price at end of period

(3)

At the BCE Consolidated level, 3rd Party Preferred Shares reflected in the financial statements of subsidiaries are included in non-controlling interest within the liabilities section of the balance sheet.

(4)	Bell Canada’s local market shares reflect losses to facilities-based competition only.

(5)

Represents Bell Canada’s share of the long distance market in Ontario and Québec reflecting 1+, toll-free and calling card traffic. This measure does not include Bell Canada’s share of long distance traffic originating through the use of dial-around services, prepaid cards and cellular and PCS services.

(6)

Legacy data revenues include digital transmission services such as MEGALINK TM, network access and Integrated Services Digital Network (ISDN) and Data, as well as, competitive network services and the sale of inter-networking equipment.

Non-legacy data revenues include national and regional IP data, Internet and e-commerce.

(7)

Digital equivalent access lines are derived by converting low capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines. Broadband equivalent access lines are derived by converting high capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

Conversion factors

DS-0	1
Basic ISDN	2
Primary ISDN	23
DS-1, DEA	24
DS-3	672
OC-3	2,016
OC-12	8,064
OC-48	32,256
OC-192	129,024
10 Base T	155
100 Base T	1,554
Gigabit E	15,554

(8)	DSL High Speed Internet subscribers include consumer, business and wholesale. Dial-up Internet subscribers include consumer and business.

(9)	Includes allocation of selling costs from Bell Canada and excludes costs of migrating from analog to digital. Cost of Acquisition (COA) per subscriber is reflected on a consolidated basis.

BCE Inc. Supplementary Financial Information - Second Quarter 2003 Page 13

Appendix A - Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

We have prepared the interim consolidated financial statements according to Canadian GAAP. The tables that follow are a reconciliation of significant differences relating to the statement of operations and total shareholders’ equity reported according to Canadian GAAP and United States GAAP.

STATEMENTS OF OPERATIONS

		2003			2002 (1)

For the six months ended June 30	Canadian		U.S.	Canadian		U.S.
($ millions, except share amounts) (unaudited)	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Operating revenues	9,836	-	9,836	9,816	-	9,816

Operating expenses (a) (b) (c) (k)	6,067	62	6,129	6,072	90	6,162
Amortization expense (c)	1,572	13	1,585	1,578	-	1,578
Net benefit plans expense (credit) (d)	85	111	196	(18)	22	4
Restructuring and other charges	--	--	--	413	--	413

Total operating expenses	7,724	186	7,910	8,045	112	8,157

Operating income	2,112	(186)	1,926	1,771	(112)	1,659
Other (income) expense (c) (e) (l)	(58)	(9)	(67)	(248)	2	(246)
Interest expense (f)	575	(3)	572	524	-	524

Earnings from continuing operations before
income taxes and non-controlling interest	1,595	(174)	1,421	1,495	(114)	1,381
Income taxes (c) (g)	522	(115)	407	539	(101)	438
Non-controlling interest (h)	121	(3)	118	277	(2)	275

Earnings from continuing operations	952	(56)	896	679	(11)	668
Discontinued operations (i)	(1)	-	(1)	(349)	198	(151)

Net earnings before cumulative effect of
change in accounting policy	951	(56)	895	330	187	517
Cumulative effect of change
in accounting policy (m)	-	-	-	-	(7,268)	(7,268)

Net earnings (loss)	951	(56)	895	330	(7,081)	(6,751)
Dividends on preferred shares	(32)	-	(32)	(27)	-	(27)

Net earnings (loss) applicable to common shares	919	(56)	863	303	(7,081)	(6,778)

Other comprehensive earnings (loss) items
Change in currency translation adjustment			(71)			32
Change in unrealized gain or loss on investments (j)			3			4

Comprehensive earnings (loss)			795			(6,742)

Net earnings (loss) per common share - basic
Continuing operations			0.93			0.79
Discontinued operations			-			(9.18)
Net earnings (loss)			0.93			(8.39)
Net earnings (loss) per common share - diluted
Continuing operations			0.93			0.78
Discontinued operations			-			(9.17)
Net earnings (loss)			0.93			(8.39)
Dividends per common share			0.60			0.60
Average number of common shares
outstanding (millions)			918.2			808.6

(1) Certain comparative figures have been reclassified to conform to the current year presentation (see Note a).

Appendix A - Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

	2003			2002
For the three months ended June 30	Canadian		U.S.	Canadian		U.S.
($ millions, except share amounts) (unaudited)	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Operating revenues	4,946	--	4,946	4,974	--	4,974

Operating expenses (a) (b) (c) (k)	2,999	39	3,038	3,038	43	3,081
Amortization expense (c)	797	13	810	808	--	808
Net benefit plans expense (credit) (d)	43	55	98	(12)	12	--
Restructuring and other charges	--	--	--	413	--	413

Total operating expenses	3,839	107	3,946	4,247	55	4,302

Operating income	1,107	(107)	1,000	727	(55)	672
Other (income) expense (c) (e) (l)	(8)	(34)	(42)	(246)	(33)	(279)
Interest expense (f)	291	(1)	290	263	--	263

Earnings from continuing operations before
income taxes and non-controlling interest	824	(72)	752	710	(22)	688
Income taxes (c) (g)	277	(56)	221	246	(36)	210
Non-controlling interest (h)	70	(1)	69	141	1	142

Earnings from continuing operations	477	(15)	462	323	13	336
Discontinued operations (i)	1	--	1	(303)	--	(303)

Net earnings	478	(15)	463	20	13	33
Dividends on preferred shares	(17)	--	(17)	(14)	--	(14)

Net earnings applicable to common shares	461	(15)	446	6	13	19

Other comprehensive earnings (loss) items
Change in currency translation adjustment			(43)			47
Change in unrealized gain or loss on investments (j)			--			4

Comprehensive earnings (loss)			403			70

Net earnings per common share - basic
Continuing operations			0.48			0.40
Discontinued operations			--			(0.38)
Net earnings			0.48			0.02
Net earnings per common share - diluted
Continuing operations			0.48			0.39
Discontinued operations			--			(0.37)
Net earnings			0.48			0.02
Dividends per common share			0.30			0.30
Average number of common shares
outstanding (millions)			919.3			808.7

(1) Certain comparative figures have been reclassified to conform to the current year presentation (see Note a).

Appendix A - Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE EARNINGS (LOSS)

	June 30	December 31
($ millions) (unaudited)	2003	2002

Currency translation adjustment	(61)	10
Unrealized gain (loss) on investments (j)	2	(1)
Additional minimum pension liability (d)	(81)	(81)

Accumulated Other Comprehensive loss	(140)	(72)

RECONCILIATION OF TOTAL SHAREHOLDERS’ EQUITY

($ millions) (unaudited)	June 30	December 31
	2003	2002 (1)

Canadian GAAP	13,199	12,615
Adjustments
Pre-operating expenses (a) (b)	(75)	(78)
Employee future benefits (d)	(94)	17
Gain on disposal of investments and on reduction
of ownership in subsidiary companies (e)	163	163
Other	63	56
Tax effect of the above adjustments (g)	(57)	(99)
Non-controlling interest effect of the above adjustments (h)	83	80
Unrealized gain (loss) on investments (j)	2	(1)

United States GAAP	13,284	12,753

(a) Subscriber acquisition costs

As disclosed in Note 1 of our interim financial statements, we elected to change our accounting method as permitted by Canadian GAAP, and began expensing all subscriber acquisition costs as they are incurred.

As a result of this change in Canadian GAAP, the United States GAAP differences historically reported have been eliminated.

(b) Pre-operating expenses

Under Canadian GAAP, pre-operating expenses can be deferred and amortized if they meet certain criteria. Under United States GAAP, these costs are expensed as incurred.

(c) Investment tax credits

Under Canadian GAAP, investment tax credits are recorded as a reduction of the related expenditure. Under United States GAAP, they are recorded as a reduction of the income tax provision. Where the related expenditure was capital in nature, there is a corresponding impact on amortization expense.

(d) Future benefits for employees

The accounting for future benefits for employees under Canadian GAAP and United States GAAP is essentially the same, except for the recognition of certain unrealized gains and losses.

Additionally, Canadian GAAP requires recognition of a pension valuation allowance for any excess of the accrued benefit asset over the expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances. Recently the United States regulators have interpreted this to be a difference between Canadian and United States GAAP.

Under United States GAAP, an additional minimum liability is recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefits liability. An offsetting intangible asset is recorded equal to the unrecognized prior service costs, with any difference recorded as a reduction in accumulated other comprehensive income.

Appendix A - Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

(e) Gains or losses on investments

Under Canadian GAAP and United States GAAP, gains or losses on investments are calculated in a similar manner. Differences in Canadian GAAP and United States GAAP, however, will cause the underlying carrying value of the investment to be different. This will cause the resulting gain or loss to be different.

(f) Interest expense

Under Canadian GAAP, convertible debentures are split in two components, debt and equity. Over time, the debt component is increased to reach its original face value at maturity by recognizing an accretion expense as part of interest expense. Under United States GAAP, convertible debentures that do not have certain specified characteristics are recorded as long-term debt and no accretion expense is recognized.

(g) Income taxes

In addition to item (c), the income tax adjustment also reflects the impact on income taxes of the United States GAAP adjustments that we describe above. The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that:

  income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP only income tax rates of enacted tax law can be used under United States GAAP.

(h) Non-controlling interest

The non-controlling interest adjustment represents the impact on non-controlling interest of the United States GAAP adjustments that we describe above.

(i) Discontinued operations

Differences between Canadian GAAP and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.

(j) Change in unrealized gain (loss) on investments

Our portfolio investments would be classified as "available-for-sale" under United States
GAAP and carried at fair value with any unrealized gains or losses included in other comprehensive earnings, net of tax.

(k) Accounting for stock-based compensation

In December 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which applies to fiscal years ending after December 15, 2002. It amends the transitional provisions of SFAS 123 for companies that choose to recognize stock-based compensation under the fair value-based method of SFAS 123, instead of choosing to continue following the intrinsic value method of APB 25.

In accordance with this standard, we adopted the fair value-based method of accounting on a prospective basis, effective January 1, 2002 and accordingly recorded operating expenses of $4 million and $6 million for the three months and six months ended June 30, 2002, consistent with Canadian GAAP.

Under SFAS No. 123, however, we are required to make pro forma disclosures of net earnings and basic and diluted earnings per share, assuming that the fair value-based method of accounting had been applied from the original date of adoption of SFAS 123. In the table below, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes pricing model.

Appendix A - Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

For the period ended June 30 (unaudited)	Three months		Six months
	2003	2002(1)	2003	2002(1)

Net earnings (loss), as reported	463	33	895	(6,751)
Compensation cost included in net earnings	6	4	14	6
Total compensation cost	(11)	(15)	(25)	(27)

Pro forma net earnings (loss)	458	22	884	(6,772)
Pro forma net earnings (loss) per common share - basic	0.48	0.01	0.93	(8.41)
Pro forma net earnings (loss) per common share - diluted	0.48	0.01	0.93	(8.41)
Assumptions used in Black-Scholes
option pricing model for BCE options granted:
Dividend yield	3.7%	3.6%	3.6%	3.2%
Expected volatility	30%	30%	30%	30%
Risk-free interest rate	3.5%	5.2%	4.1%	4.7%
Expected life (years)	4.5	4.5	4.5	4.5
Weighted average fair value of options granted ($)	6	8	6	8

(l) Accounting for derivative instruments and hedging activities (SFAS 133)
In accordance with SFAS 133, Accounting for Derivatives Instruments and Hedging Activities, all derivatives must be recorded on the balance sheet at fair value under United States GAAP. Additionally, certain economic hedging strategies such as the use of interest rate swaps to hedge preferred share dividends and the SCP hedging strategy no longer qualified for hedge accounting under United States GAAP.

The change in the fair value of derivative contracts no longer qualifying for hedge accounting under United States GAAP is reported in net earnings. This resulted in a pre-tax gain of $32 million and $7 million respectively for the three months and six months ended June 30, 2003 and a $16 million pre-tax gain and a $15 million pre-tax loss, respectively, for the three months and six months ended June 30, 2002.

(m) Impact of adopting new accounting standards

 Goodwill and other intangible assets
As of June 30, 2002, in accordance with Financial Accounting Standard Board (FASB) Standard No. 142. Goodwill and Other Intangible Assets, we had allocated our existing goodwill and indefinite-life intangible assets to our reporting units and completed the assessment of the quantitative impact of the transitional impairment test measured as at January 1, 2002 on our financial statements.

In performing the transitional impairment test, we:
  estimated the fair value of our reporting units based on discounted future cash flows compared the fair values to those implied by public company trading multiples.
We determined a transitional impairment loss of $7,268 net of tax million in the second quarter of 2002. We recorded it as a cumulative effect of a change in accounting policy as of January 1, 2002, as required by the transitional provisions of Standard No. 142. Under Canadian GAAP, the transitional impairment loss is recorded as an adjustment to opening retained earnings. The impairment loss related to impaired goodwill of reporting units in Teleglobe ($6,604 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

(n) Recent changes to accounting standards

Costs Associated with Exit or Disposal Activities
The FASB recently issued new Standard No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Effective January 1, 2003, the standard requires costs relating to exits or disposal activities started after December 31, 2002 to be recorded at their fair values when a liability has been incurred. Under the previous guidance of Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring), certain exit costs were recorded when management committed to an exit plan. We do not expect that Standard No. 146 will have a significant effect on our financial position or results of operations.

Appendix A - Reconciliation of Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

Accounting for asset retirement obligations
In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which applies to financial statements for fiscal years beginning after June 15, 2002. It covers how to recognize and remeasure obligations associated with the retirement of tangible long-lived assets. We applied SFAS 143 effective January 1, 2003 and determined that there was no significant impact on our results of operations and financial position.

Guarantees
In November 2002, the FASB issued Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires companies that act as guarantors to disclose more information in their financial statements about their obligations under certain guarantees. It defines a guarantee and also requires guarantors to recognize a liability for the fair value of their obligation when they enter into these guarantees.

The disclosure requirements of FIN No. 45 apply to financial statements issued after December 15, 2002. We have applied them to the presentation of our consolidated financial statements. The recognition requirements of FIN No. 45 apply to guarantees made or changed after December 31, 2002. The application of the standard did not have an effect on our results of operations and financial position.

Consolidation of variable interest entities
In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation clarifies how to apply Accounting Research Bulletin No. 51, Consolidated Financial Statements to those entities defined as “Variable Interest Entities,” when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties. Variable interest entities are commonly referred to as special purpose entities.

FIN No. 46 applies immediately to all special purpose entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period beginning after June 15, 2003 for special purpose entities created before February 1, 2003.

We currently conduct certain transactions through special purpose entities and are assessing the structure of these transactions against the criteria set out in FIN No. 46.

Financial Instruments
In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This interpretation clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We are currently evaluating the impact of this standard on our financial statements.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: July 30, 2003